UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
  This Form C/A amends the Company's Offering Statement on Form C filed on March 24, 2026 to: (i) replace the Certificate of Incorporation filed with the Form C with the Company's Amended and Restated Certificate of Incorporation (the "**A&R COI**") attached hereto as Exhibit E, (ii) clarify its pre-money valuation calculation; and (iii) update all references to the Company's capitalization and capital structure throughout the Form C and all annexed Exhibits to reflect the A&R COI, including, without limitation: (a) the revised total authorized share count of 500,000,000 shares, consisting of 470,000,000 shares of Common Stock (305,000,000 Class A, 65,000,000 Class B, and 100,000,000 Class C) and 30,000,000 shares of Preferred Stock (5,000,000 Class C Preferred Stock and 25,000,000 Class A Preferred Stock); (b) the authorization of 25,000,000 shares of Class A Preferred Stock; (c) the updated voting rights of Class B Common Stock (ten (10) votes per share); (d) the liquidation, dividend, conversion, and voting rights associated with the newly created Class A Preferred Stock; and (e) the updated voting power percentages of the Company's principal stockholders. This Form C/A supersedes and replaces Form C solely with respect to the foregoing. Except as set forth herein, no other information in Form C has been amended or updated. This amendment does not constitute a material change requiring investor reconfirmation.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

DIT AgTech (US) Ltd.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 22, 2025

Physical Address of Issuer:

8 The Green, Dover, Delaware 19901

Website of Issuer:

www.ditagtech.com

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

DIT AgTech (US) Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 12, 2026

Physical Address of Co-Issuer:

8 The Green, Dover, Delaware 19901

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance set-up fee and $15,000 in monthly software access and marketing fees payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class C Preferred Non-Voting Stock

Target Number of Securities to be Offered:

9,500

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.00

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

September 30, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$0	N/A
Long-Term Liabilities	$44,286	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$0	N/A

* Reflects the financial results for the Crowdfunding Issuer, DIT AgTech (US) Ltd.(the Issuer), which was formed on December 22, 2025. As such, there are no financial results for 2024. Exhibit H, attached hereto and made a part hereof, also includes the audited 2026 financials for the Issuer to February 19, 2026 and the inception financials for the Co-Issuer, which was formed on January 12, 2026.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Offering Statement (Exhibit A)
March 24, 2026

DIT AgTech (US) Ltd.

Up to $5,000,000 of Class C Preferred Non-Voting Stock

DIT AgTech (US) Ltd. ("**DIT AgTech**," the "**Company,**" "**we**," "**us**," or "**our**") is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Class C Preferred Non-Voting Stock (the "**Securities**"), at a purchase price of $1.00 per share of Class C Preferred Non-Voting Stock on a best efforts basis as described in this Form C/A (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments (with a capped Investment Processing Fee of $500 assumed on the Maximum Offering Amount). The investment will be made through DIT AgTech (US) Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Securities carry specified preferred rights, including a liquidation preference equal to the original issue price, payable prior to any distribution to holders of the common stock of the Company. Upon completion of a Reorganization (as defined in the section below entitled "*OFFERING*"), the Securities will automatically convert into shares of Class C Common Stock of the Company on a one-for-one basis, without any action required by the holder. Following such conversion, holders will have only the rights of holders of Class C Common Stock as set forth in the Company's A&R COI and Bylaws.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00

Investor Processing Fee (4)	$35.00	$2.98	$32.02
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$5,000,000	$425,000	$4,575,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a $47,500 advance set-up fee and $15,000 in monthly software access and marketing fees.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**") with a cap of $500. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "*CAPITALIZATION AND OWNERSHIP*") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at www.invest.DITAgTech.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is April 22, 2026

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company
DIT AgTech (US) Ltd. ("**DIT AgTech**") is an AgTech and ClimateTech company focused on modernizing livestock supplementation by moving from manual, inconsistent and labor-intensive delivery methods to an automated, data-enabled system. The Company's integrated platform links precision water delivery hardware, connected devices, a central data dashboard and a portfolio of liquid nutritional supplements, providing producers with consistent daily intake across herds and real-time visibility and control, particularly valuable in large-scale and remote grazing environments.

The Company was incorporated in Delaware on December 22, 2025 and is headquartered in 8 The Green, Dover, Delaware 19901. The Company sells its services through the internet throughout the United States. The Company's website is www.ditagtech.com.

The Company currently does not generate any revenues but intends to sell its products in the U.S.

A full description of our products, services and business plan can be found on the Company's investor website page at www.invest.DITAgTech.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit C as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mark Peart	Chief Executive Officer & Director	**2025 – Current, CEO & Director for DIT AgTech** **2017-Current, CEO and Director for DIT AgTech AU** Responsible for setting the strategic direction, overseeing operations, driving technology development, and leading the growth of both DIT AgTech and DIT AgTech AU as a global AgTech and ClimateTech enterprise. **2011 – 2025, Managing Director & Chief Pilot for Light Jet Australia**: Strategy, operations and compliance, overseeing flight operations and client relationships to ensure safe, reliable growth and a premium charter service.	Master of Business Administration, Deakin University - 2012 Associate Diploma in Farm Management from the University of Queensland – 2011
Tim Peart	Senior Executive & Director	**2025 – Current, Director & Senior Executive for DIT AgTech**: Strategic & Commercial Responsibilities – Market Entry & Strategy, Stakeholder & Partner Management and Governance, Reporting & Alignment **2022 – 2025, Vice President, Production Animal for MWI Animal Health**: Leading teams focused on delivering technology-enabled solutions that improve operational performance across beef, dairy, and livestock markets	Bachelor of Animal Science, The University of Queensland – 1989 Downlands College – 1985

Paul Bennett	Director	**2025 – Current**, **Non-Executive Director for DIT AgTech** 2022-Current, Director for DIT AgTech: Financial expertise, strategic responsibilities and governance for both entities. -//-**2016-Present, Managing Director, Kaysim Pty Ltd**: Management of investment portfolio	Chartered Accountant since 2011 Bachelor of Commerce from the Australian National University –2007

Biographical Information

Mark Peart. Mark Peart is the Founder, a director and the Chief Executive Officer of both DIT AgTech, where he drives the company's mission to create technology that enhances agricultural productivity, sustainability, and profitability at scale. Mark's leadership is rooted in both deep agricultural heritage and practical engineering insight. Growing up in a farming family, he saw first-hand the operational challenges producers face – and he turned those lived experiences into a strategic vision for a technology-enabled platform that integrates hardware, chemistry, and data systems. Under Mark's guidance, DIT AgTech has transitioned from a regional innovator to a platform with global ambition, expanding across livestock, horticulture, and specialty sectors. His approach blends strong product intuition with disciplined execution, and he has built a leadership mindset that balances rapid innovation with customer empathy. Mark holds an MBA from Deakin University and an Associate Diploma in Farm Management from the University of Queensland. He also holds advanced airline and commercial pilot certifications, reflecting his discipline, focus, and comfort operating in complex and high-accountability environments.

Tim Peart. Tim Peart is a director at DIT AgTech and a senior executive with a proven track record of commercial leadership in agricultural technology and animal health. With direct experience in both on-farm operations and enterprise technology commercialization, Tim bridges the gap between producer needs and scalable tech solutions. His leadership in driving adoption of precision feeding systems, animal monitoring platforms, and large-scale production analytics has cemented his reputation as a trusted voice in North American agriculture. Tim combines strategic vision with practical execution, and he brings deep customer empathy — a critical asset in helping DIT AgTech refine product fit and accelerate commercial traction in the US.

Paul Bennett. Paul Bennett is both a Director of DIT AgTech and DIT AgTech AU. He is a Chartered Accountant with a Bachelor of Commerce from the Australian National University and a member of both the Institute of Chartered Accountants in Australia and the Australian Restructuring Insolvency and Turnaround Association. Paul began his professional journey at Deloitte, where he spent three years in audit and five years in restructuring services, advising complex engagements across financial services, transport, and manufacturing. His work on high-profile turnarounds refined his ability to identify risk early, structure capital efficiently, and protect stakeholder value under pressure. Beyond advisory, Paul founded and scaled an e-commerce business and now serves as a director and investment manager across private investment entities. At DIT AgTech, he provides financial stewardship, governance oversight, and a disciplined investor lens that strengthens strategic decision-making and capital allocation.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): DIT AgTech (US) Investors SPV, LLC (the "**Co-Issuer**"), located at 8 The Green, Dover, Delaware 19901.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware on January 12, 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at (www.ditagtech.com) or for the Offering at www.invest.DITAgTech.com

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of Class C Preferred Non-Voting Stock. Offering will own membership interests in the Co-Issuer.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at www.invest.DITAgTech.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business
DIT AgTech intends to commercialize in North and South America an integrated livestock supplementation system that automates delivery of liquid supplements through farm water infrastructure, using connected hardware and a software dashboard to monitor dosing and consumption, similar to how its licensor, DIT AgTech Limited ("**DIT AgTech AU**"), operates in Australia today. The model focuses on recurring revenue from supplement supply and platform services, while extending into methane-reduction delivery and digital measurement to support future climate reporting and verification.

Business Plan
DIT AgTech's business plan is to commercialize a vertically integrated "*supplementation operating system*" built around: (i) precision dosing hardware deployed into farms' existing water infrastructure, (ii) connectivity and monitoring to support remote operations, and (iii) a software layer that captures and reports delivery and consumption data. By owning the delivery mechanism and the data layer, the Company aims to improve supplementation consistency, reduce wastage, and support measurable productivity outcomes for producers.

The Company also plans to grow recurring revenue through ongoing supply of liquid supplements formulated for water delivery and through platform services (monitoring, reporting, and operational support). External research referenced in industry reporting describes the "water medicated treatment" model as relying on measured intake data from uDOSE units and notes that the cost structure may be packaged to include product, delivery, rental/installation and maintenance elements.

In parallel, DIT AgTech intends to scale its climate offering by enabling producers to adopt methane-reduction practices without changing daily operations – automating delivery and recording consumption data digitally to support future reporting and verification requirements.

Furthermore, the Company's business model relies on two distinct but complementary intercompany agreements with DIT AgTech AU and its subsidiary Direct Injection Systems:

1. **Intellectual Property License Agreement:** Under this agreement, DIT AgTech AU, as owner of the relevant Intellectual Property, grants the Company rights to use and exploit the Collective IP (including UHub IP, the uDose System IP, and related incidental IP – as defined below) in North America and South America (the "**Territory**"). The license economics include an ongoing royalty equal to 7% of Net Revenue generated in the Territory, subject to a de minimis threshold. The license framework also includes commercialization targets and a mechanism under which exclusivity may "step down" to non-exclusivity if performance conditions are not met after notice and cure.

2. **Services Agreement:** Under this agreement, Direct Injection Systems Pty Ltd. ("**Direct Injection Systems**") provides services to the Company, including software development, product and design work, delivery support, marketing support, finance/commercial support and IP portfolio support, in exchange for service fees calculated by reference to personnel time and cost, invoiced monthly and payable within the agreed payment period.

Summaries of these agreements are provided below in the "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" section. Complete copies of these agreements are available to prospective investors upon written request to the Company.

Company`s Products & Services
DIT AgTech's offering is designed as an integrated platform rather than a single product line:

- **uDOSE™ Precision Water Delivery Technology.** Proprietary hardware that delivers liquid supplements through livestock water systems and is designed for autonomous operation in extensive pastoral conditions.

- **IoT-enabled connectivity and monitoring.** Connected devices stream operational and consumption data to support remote monitoring and management, including identification of operational issues such as water leaks.

- **uHUB data dashboard (software layer).** A central platform used to monitor delivery performance, supplement usage and system status, forming the basis for optimization and reporting. Public app disclosures describe functionality including remote control of water/nutrient flow, alarms, multi-site dashboards and usage summaries.

- **Liquid nutritional supplements.** A portfolio formulated specifically for water delivery, intended to support productivity and animal health outcomes.

- **Climate enablement (methane-reduction delivery and measurement).** The platform is intended to deliver methane-reducing supplements via water systems and record consumption data in real time, reducing reliance on manual measurement and paperwork and supporting future participation in carbon and sustainability programs.

Vision

The Company's vision is to become a category-defining platform for livestock supplementation in North and South America by making supplement delivery precise, automated and measurable, and by using the resulting data to support both productivity outcomes and emerging climate requirements. DIT AgTech's competitive advantage is structural rather than incremental. By owning the delivery mechanism, the consumable input, and the data layer, DIT AgTech transitions supplementation from a discretionary farm input into a technology-enabled operating system. This positions the company to benefit from long-term industry trends, including labor scarcity, demand for measurable productivity gains, and increasing pressure for emissions accountability in livestock supply chains. The Company expects that increasing demands for measurable on-farm performance and emissions accountability will accelerate adoption of automated, data-driven supplementation systems.

Competition

DIT AgTech operates in a fragmented market where many competitors address only one layer of the supplementation and productivity stack (e.g. supplements only; dosing hardware only; or climate additives without delivery and measurement infrastructure). DIT AgTech differentiates itself by offering an integrated system across five capabilities:

- nutritional supplements
- precision dosing technology,
- IoT devices
- a data dashboard platform, and
- a pathway to carbon reduction with revenues

Competitors providing one or more of our products include: supplement and nutrition providers and climate additive participants (e.g., Ridley, Beachport Liquid Minerals, FutureFeed, Sea Forest, CH4 Global, DSM, Alltech), as well as monitored dosing and related solution providers (e.g., Dosatron, Farmbot). DIT AgTech, on the other hand, is an integrated provider across the full stack.

Customer Base

DIT AgTech will serve livestock producers who need reliable, automated supplement delivery and visibility over intake and costs, particularly in large-scale or remote grazing environments.

In the United States, the initial focus is on small to mid-sized cattle producers seeking a simple, automated and cost-effective supplementation system, while in Brazil the target segment is large-scale commercial producers where scale and data visibility are highly valuable. DIT AgTech AU's current market is primarily Australia.

Current Stage

Livestock supplementation is commonly delivered through manual and imprecise methods, including free-access supplements, which can result in inconsistent intake, nutrient wastage and limited ability to verify outcomes at scale. Water-based delivery offers a path to more consistent intake across herds within which a significant portion of livestock may not reliably consume free-access supplements due to feeding frequency, herd hierarchy and palatability constraints. At the same time, producers and supply chains face increasing pressure to evidence measurable productivity outcomes and to document emissions-related initiatives. DIT AgTech's platform is positioned to support this shift by digitizing consumption and delivery data, supporting reporting, and enabling adoption of methane-reduction supplements with lower operational friction.

Future Roadmap
DIT AgTech's roadmap is centered on scaling platform deployment and extending the platform's climate and data capabilities:

a) **Scale and international expansion**. Our growth plans focus on scaling operations in North America and South America, as well as observing international opportunities, with the objective of increasing the number of animals reached globally over time. As part of the Company's longer-term roadmap, the Board of DIT AgTech AU and the Company may evaluate a corporate reorganization (e.g. an Australian scheme of arrangement or similar transaction) pursuant to which the Company would become the holding company of DIT AgTech AU and its subsidiaries. Any such transaction would be subject to Australian regulatory and judicial approvals. Even with such approvals, there can be no assurance that such a reorganization would occur or what the timing or terms of such a reorganization would ultimately be. Upon the effective date of such reorganization, the Investor's Class C Preferred Stock will convert into Class C Common Stock according to its terms.
b) **Methane reduction validation and carbon monetization**. The Company intends to validate methane-reduction methods delivered through its systems and develop pathways to support carbon accounting and monetization of verified abatement initiatives, leveraging automated delivery and digital measurement.
c) **Platform development and product portfolio expansion**. The Company plans continued development of its technology and product offering (e.g. expansion of supplements and adjacent applications referenced in public materials, such as precision fertigation), and further refinement of its data layer to support on-farm decision-making and compliance-oriented reporting.

Supply Chain
Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

DIT AgTech US does not own any issued patents or pending patent applications. Pursuant to the Intellectual Property License Agreement, DIT AgTech is licensed to use (and therefore benefits from) the following patents and/or patent applications owned by DIT AgTech AU and D.I.T. Technologies, Ltd, including the patent families summarized below:

<u>Patent Family/Title</u>: Dosing System and Method

<u>PCT / Priority Reference</u>: PCT/AU2019/051184

Application/Registration Number	Jurisdiction	Status
2025200904	Australia	Examination requested
BR112021008201-8	Brazil	Granted
BR122025029228-1	Brazil	Pending
3117728	Canada	Pending
775182	New Zealand	Pending
19/022506	United States	Pending
2022100179	Australia	Certified
2023100039	Australia	Certified
2023100040	Australia	Certified
2023100048	Australia	Certified
2023100049	Australia	Certified

<u>Patent Family /Title</u>: A method of reducing methane production in a ruminant animal

<u>PCT / Priority Reference</u>: PCT/AU2022/050369

Application/Registration Number	Jurisdiction	Status
2022260861	Australia	Pending
BR 11 2023 022089.0	Brazil	Filed
3214761	Canada	Lapsed
803326	New Zealand	Filed
18/282623	United States	Filed

In addition to the patent rights summarized above, the Company's intellectual property includes trade secrets, business methods and know-how, which are protected through intellectual property assignment and confidentiality agreements with employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any current litigation or threatened litigation.

Employees
The Company currently has no employees.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Class C Preferred Non-Voting Stock and Perks:

Funded Investment Received By:*	**Perks****
11:59 P.M. Pacific Standard Time on [30th day from launch], 2026	15% bonus shares of Class C Preferred Non-Voting Stock
At or after 12:00 A.M. Pacific Standard Time on [31st day from launch] and before 11:59 P.M. Pacific Standard Time on [60th day from launch], 2026	10% bonus shares of Class C Preferred Non-Voting Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
*Bonus shares of Class C Preferred Non-Voting Stock shall have the same terms as the Class C Preferred Non-Voting Stock issued in the Offering.

Large Investor Bonus Shares of Class C Preferred Non-Voting Stock and Perks:

Funded Investment Amount Received*	**Perks****
$2,500 to $4,999.99	2.5% bonus shares of Class C Preferred Non-Voting Stock
$5,000.00 to $9,999.99	5% bonus shares of Class C Preferred Non-Voting Stock
$10,000.00 to $24,999.99	10% bonus shares of Class C Preferred Non-Voting Stock
$25,000.00 to $49,999.99	15% bonus shares of Class C Preferred Non-Voting Stock
$50,000.00 and above	20% bonus shares of Class C Preferred Non-Voting Stock

*For purposes of this table, Funded Investment Amount means the aggregate of all funded investment[s] from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus shares of Class C Preferred Non-Voting Stock shall have the same terms as the Class C Preferred Non-Voting Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares and can be stacked together for up to 30% total bonus shares and bonus shares will be capped in the aggregate at 1,499,850 Bonus Shares. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares or Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

Our business model relies on two intercompany agreements with related parties, creating operational, financial and conflict-of-interest risks.

Our business depends on the proper functioning of both (i) our Intellectual Property License Agreement with DIT AgTech AU and (ii) our Services Agreement with Direct Injection and DIT AgTech AU. If either agreement is breached, terminated, becomes unenforceable, or if disagreements arise regarding interpretation or performance, our business model, product development timeline, and financial performance could be materially impaired. In particular, our rights to use and exploit the core technology in the Territory are dependent on the license continuing in force and on continued compliance with its economic terms (including reporting and royalty obligations) and any applicable performance conditions. Because the counterparties are related parties, these arrangements may involve actual or perceived conflicts of interest, and the Company may be required to devote a significant portion of offering proceeds and operating cash flows to payments under these agreements.

Our business model relies on contractual agreements with our Australian affiliate service provider and IP licensor, creating risks from international operations and reliance on related parties.

Our business depends on (i) an Intellectual Property License Agreement with DIT AgTech AU (as licensor) and (ii) a Services Agreement with Direct Injection Systems Pty Ltd (Australia) (as service provider). These cross-border, related-party arrangements create various risks, including:

- Potential difficulties enforcing contractual rights across international borders and jurisdictions
- Exposure to fluctuations in the Australian dollar, U.S. dollar and currency exchange rates
- Reliance on our Australian counterparties to perform services and provide support in a timely and compliant manner
- Regulatory and tax risks associated with intercompany arrangements, including transfer pricing scrutiny
- Time-zone, distance and operational coordination challenges that may complicate management and oversight

If our relationship with our Australian counterparties deteriorates or terminates, or if they fail to perform according to our standards, our business could be significantly harmed. We may face challenges sourcing a suitable replacement provider, transitioning key services, or replicating capabilities internally, any of which could increase costs, delay product development and commercialization, and adversely affect our operations and financial results.

Our operating model separates ownership and development of key technology from U.S. commercial execution, which may create challenges in maintaining quality and consistent delivery.

Our business model relies on (i) core technology and IP that are owned by DIT AgTech AU and licensed to us under the Intellectual Property License Agreement, and (ii) certain product development, technical and operational support services provided under the Services Agreement by our Australian affiliate service provider. While this structure allows us to leverage existing group capabilities, it also presents risks, including:

- Potential disconnects between product/technical development and on-the-ground commercial execution in the U.S.
- Limited direct control over service capacity, responsiveness and prioritization where key capabilities are provided from Australia

- Dependency on our Australian counterparties' ability to allocate and retain suitable personnel to support our needs
- Challenges in rapidly implementing changes or fixes due to time zone differences and cross-border coordination
- Complications in addressing customer issues if resolution requires action by Australian personnel or systems

If we cannot effectively manage this separation through clear governance, oversight, service level expectations and contractual enforcement, product quality, customer satisfaction and our ability to scale may suffer, which could harm our brand, operations and financial performance.

We may pursue a future reorganization transaction under which the Company could become the holding company of DIT AgTech AU which could involve material costs, uncertainty and dilution.

The Company and DIT AgTech AU may, in the future, evaluate a reorganization transaction pursuant to which DIT AgTech US could become the holding company of DIT AgTech AU and its subsidiaries. Any such transaction would be subject to significant conditions (including approvals from Australian shareholders and any required judicial and regulatory approvals) and may require complex structuring, third-party consents, tax and accounting analysis, and substantial time and expense. Even if pursued, the transaction may not be completed on acceptable terms (or at all). A reorganization could also distract management, create uncertainty for customers and partners, and could result in changes to governance, control and additional dilution to investors.

Our dosing hardware operates in harsh, remote farm environments, which may impair system performance and increase maintenance costs.

Our precision dosing equipment is designed to be deployed into existing on-farm water infrastructure, often in remote locations subject to extreme weather, variable water quality, dust, livestock interference and limited access to maintenance support. These conditions may cause equipment malfunction, accelerated wear, sensor degradation or delivery inconsistencies that impair system performance. If our hardware cannot reliably withstand the range of environmental and operational conditions encountered across diverse farm settings, we may face increased warranty claims, higher servicing costs, customer dissatisfaction and reputational harm, any of which could adversely affect our business and financial results.

The automatic conversion of Preferred Shares upon the Reorganization may be affected by transaction mechanics, including tax, regulatory and corporate approval requirements.

The Class C Preferred Non-Voting Stock sold in this Offering will automatically convert into Class C Common Stock upon completion of the Reorganization. However, the specific mechanics of such conversion may be affected by the structure of the Reorganization, regulatory requirements, and the corporate approval processes. The final conversion terms, including any adjustments to the conversion ratio, may differ from those currently contemplated depending on the ultimate structure of the Reorganization. Investors should be aware that the Reorganization is subject to significant conditions and uncertainties, and there can be no assurance that it will be completed on the terms described herein, or at all.

Investors' rights differ before and after the Reorganization.

Prior to the completion of the Reorganization, holders of Class C Preferred Non-Voting Stock have specified preferred rights, including a liquidation preference equal to the original issue price, payable prior to any distribution to holders of Common Stock. Upon completion of the Reorganization, the Class C Preferred Non-Voting Stock will automatically convert into Class C Common Stock, and holders will thereafter have only the rights of holders of Class C Common Stock, which do not carry a liquidation preference. Accordingly, investors should understand that their rights as security holders will change materially upon completion of the Reorganization, and they will no longer have the preferred rights associated with the Class C Preferred Non-Voting Stock.

The Company's directors and officers manage both the Company and its Australian affiliates, which may create conflicts of interest.

The Company's directors and officers, including Mark Peart (CEO and Director) and Paul Bennett (Director), serve in similar capacities for both the Company and DIT AgTech AU and, in certain cases, Direct Injection Systems Pty Ltd). This dual management structure creates potential conflicts of interest, as these individuals owe fiduciary duties to multiple entities that may have divergent interests. In particular, decisions regarding the allocation of resources, the terms of intercompany agreements, the timing and structure of the Reorganization, and other material matters may

involve actual or perceived conflicts between the interests of the Company and its U.S. investors, on the one hand, and DIT AgTech AU and its Australian shareholders, on the other. While the Company intends to manage these conflicts through appropriate governance procedures, there can be no assurance that conflicts will not arise or that they will be resolved in a manner favorable to Investors.

Dosing inaccuracies or system malfunctions could harm animals, expose us to liability and damage customer trust.

Our system is designed to deliver precise concentrations of nutritional and other supplements to livestock through drinking water. If our equipment delivers incorrect dosages—whether due to hardware malfunction, software error, calibration failure, water quality variability or user error—the consequences could include animal illness, adverse health outcomes, reduced productivity or, in severe cases, animal death. Any such incidents could expose us to product liability claims, regulatory action and significant reputational harm. Even if claims are ultimately resolved in our favor, the cost of defense and the impact on customer confidence could be substantial. We may not be able to obtain or maintain adequate product liability insurance on acceptable terms to cover all potential claims.

The delivery of animal supplements through water systems may be subject to federal, state and local regulatory requirements that could restrict our operations or increase our costs.

The delivery of nutritional, health and other supplements to livestock may be regulated by the U.S. Food and Drug Administration (including the Center for Veterinary Medicine), state departments of agriculture, the Environmental Protection Agency and other federal, state and local authorities, depending on the nature of the substances being delivered and the method of delivery. Regulations may impose requirements related to product registration, labeling, manufacturing standards, permissible claims and record-keeping. These requirements may vary significantly by state and by product category, and may change over time, particularly with respect to medicated supplements or substances delivered through water systems. If we are unable to comply with applicable regulations, or if new or amended regulations impose additional burdens on our business model, we could face enforcement action, fines, product restrictions or increased compliance costs, any of which could materially harm our operations and financial results.

Equipment malfunction or dosing errors could result in animal harm, food supply chain contamination or animal welfare incidents, creating significant liability and reputational risk.

If our dosing systems malfunction or deliver supplements incorrectly, the resulting harm to livestock could extend beyond individual animal health to affect the broader food supply chain if affected animals enter processing. Any such incident could expose us to product liability claims, regulatory investigation, and reputational damage. In addition, animal welfare concerns—whether arising from equipment failure, improper use or other causes—could attract negative media attention, activist scrutiny and regulatory action. The livestock industry is subject to increasing public and regulatory focus on animal welfare standards, and any association between our technology and adverse animal outcomes could materially harm our brand, customer relationships and ability to grow our business.

We have a limited operating history in the Territory upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

While the broader DIT AgTech AU group has operational history in Australia, the Issuer is in an early stage and is only beginning to implement its business plan in North America and South America. Operating results and customer adoption achieved in Australia may not be indicative of, or transferable to, the Issuer's performance in these markets due to potentially significant differences in market dynamics, customer practices, infrastructure, regulatory requirements, pricing, distribution and competitive conditions. Accordingly, there can be no assurance that the Issuer will achieve profitability or successfully execute its plan in North America and South America, and investors should consider the risks, expenses, complications and delays typically associated with early-stage companies and market expansion.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by affiliates of the Company's Officers and Directors, and they will exercise voting control.

Prior to the Offering, affiliates of the officers and Directors of the Company beneficially own a substantial majority of the Company, including all voting shares. Subject to any fiduciary duties owed to other stockholders under Delaware law, these affiliates will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These affiliates may have interests that are different from yours. For example, these affiliates may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these affiliates could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third

parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If we are unsuccessful in attracting and retaining customers for our service, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We assist livestock producers in delivering nutritional and other supplements through drinking water using automated dosing technology and connected monitoring. The number of producers using our solutions and the level of on-farm utilization and adherence will be critical to our success. Our financial performance will be significantly determined by our ability to add, retain and expand active customers and to drive continued use of our systems and related products and services. If customers do not perceive our solutions to be effective, reliable, easy to operate in remote conditions, and capable of delivering measurable outcomes, we may not be able to attract or retain customers or maintain or increase system usage. There is no guarantee that we will not experience erosion in our active customer base or utilization levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests

or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and

procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been

audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "*special purpose vehicle*" or "*SPV*" in this Offering. That means that you will invest in DIT AgTech (US) Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class C Preferred Non-Voting Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's A&R COI regarding the Class C Preferred Non-Voting Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the

Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

There may be a limited market or no market for our Securities.

Currently, no trading market exists for our Securities. If a market develops, it is likely to be limited, and a significant influence over the price could result. We cannot assure stockholders that a market will be sustained or that our shares will have greater liquidity than non-publicly traded shares.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class C Preferred Non-Voting Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class C Preferred Non-Voting Stock at $1.00 per share, plus a 3.5% Investor Processing Fee up to a cap of $500 (see "*Offering*" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted

towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue sales and marketing activities, pay for cost of sales and technology and product development and to provide general working capital. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class C Preferred Non-Voting Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,500
Maximum Offering Amount	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,999,500*
Price Per Security	$1.00**
Minimum Individual Investment Amount	$1,035.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	September 30, 2026
Use of Proceeds	See the section entitled "*Use of Proceeds*" section
Voting Rights	None. See the description of the "*Voting and Control Rights*"

*Does not include Bonus Shares of Class C Preferred Non-Voting Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 1,499,850 shares of Class C Preferred Non-Voting Stock.

**Does not include the Investor Processing Fee of three and a half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company (with a cap of $500). The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Automatic Conversion Upon Reorganization
The Board of DIT AgTech AU and the Company may evaluate a corporate reorganization (e.g. an Australian scheme of arrangement or similar transaction) pursuant to which the Company would become the holding company of DIT AgTech AU and its subsidiaries (the "**Reorganization**"). Class C Preferred Stock would automatically convert into Class C Common Stock on a one-for-one basis immediately prior to the Reorganization and other certain specified events, including a qualified public offering meeting the applicable proceeds threshold, a change of control transaction, or other conversion events approved by the requisite preferred holders. Following conversion, former Class C Preferred Stock holders would have no voting rights and would have the economic rights of holders of Class C Common Stock as set forth in the Company's A&R COI and Bylaws then in effect.

The Reorganization is subject to significant conditions, including Australian regulatory and judicial approvals, shareholder approvals, and other customary closing conditions. There can be no assurance that the Reorganization will be completed on the terms described herein, or at all.

Investor Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes
If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.
The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $5,000,000, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC, a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $47,500 advance set-up fee and $15,000 in monthly software access and marketing fees payable to DealMaker Securities LLC and/or its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-personal information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$425,000
Working Capital and Market development (1)	41.5%	$4,150	38.1%	$1,905,000
Strategic partnership (2)	2.5%	$250	0.4%	$20,000
Product pilot development (3)	12.5%	$1,250	8%	$400,000
Carbon project registration (4)	0%	$0	3%	$150,000
Talent acquisition (5)	35%	$3,500	26%	$1,300,000
Infrastructure & Capex (6)	0%	$0	16%	$800,000
Total	**100%**	**$10,000+**	100%	**$5,000,000**

+These figures are rounded to the nearest whole dollar

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will receive a $47,500 advance set-up fee and $15,000 in monthly software access and marketing fees. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used:

1. **Working Capital and Market development.** In addition to working capital, proceeds will be deployed toward market development, including establishing regional sales teams, local distributor and channel partnerships, state-specific regulatory and market entry support, pilot programs with key producers, and targeted marketing and industry engagement.

2. **Strategic Partnerships.** Proceeds will be used towards identifying and engaging livestock nutrition distributors, feed suppliers, veterinary networks, and regional cooperatives. Additionally, investment will enable technical training for partners, performance-based incentives, and integration into partner sales channels to drive adoption and scale in both markets.

3. **Product pilot development.** Proceeds will be used for pilot manufacturing runs, on-farm and feedlot trials, data collection and performance analytics, regulatory and compliance alignment, and product refinement based on local nutritional and climatic conditions.

4. **Carbon project registration.** Proceeds will be used towards registering carbon projects and covering baseline assessments, methodology selection, project design documentation, third-party validation and verification, and engagement with recognised carbon standards and registries.

5. **Talent Acquisition.** Proceeds will primarily support critical operational positions such as Nutritionists, Sales, TSPs, and Labourers, ensuring frontline capability and revenue delivery.

6. **Infrastructure & Capex.** Expeditures include uDOSETM dosing technology units. motor vehicles for sales as well as technical teams, aircraft, and specialized freight assets.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class C Preferred Non-Voting Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities: Class C Preferred Non-Voting Stock
Offering Minimum: $10,000.00
Offering Maximum: $5,000,000
Purchase Price Per Share of Security Offered: $1.00 (does not include a 3.5% Investor Processing Fee charged to each Investor)
Offering Deadline: September 30, 2026

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class C Preferred Non-Voting Stock being held by the Co-Issuer). The rights of the Class C Preferred Non-Voting Stock may be changed by an amendment to the Company's Bylaws or the Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Amended and Restated Certificate of Incorporation (the **"A&R COI**") attached as Exhibit E, the Company's Bylaws (the "**Bylaws**") attached as Exhibit F (together with the A&R COI, the "**Company Governing Documents**"). All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

Restrictions on Transfer

Any Securities sold in this Offering pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering to sell up to $5,000,000 and a minimum of $10,000.00 of its Class C Preferred Non-Voting Stock. The investment will be made through the Co-Issuer, DIT AgTech (US) Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.00 by September 30, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by September 30, 2026, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to September 30, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $5,000,000 Maximum Offering Amount. The minimum investment per investor is $1,035.00, which includes a $35.00 Investor Processing Fee.

Co-Issuer
The Securities in this Offering will be issued by both the Company and the Co-Issuer. The Co-Issuer will pool the funds from the Investors and invest in the Company as a single shareholder in exchange for shares of the Company's Class C Preferred Non-Voting Stock. As a result, the Co-Issuer will be the legal owner of the Class C Preferred Non-Voting Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class C Preferred Non-Voting Stock as if they had invested directly with the Company.

Capitalization
The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation (the "A&R COI"). For a complete description of our capital stock, you should refer to our A&R COI and to the applicable provisions of Delaware law.

The total number of shares that the Company is authorized to issue, as per the Company's A&R COI, is 500,000,000 shares, consisting of: (A) 470,000,000 shares of common stock (the "**Common Stock**"), of which (i) 305,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") with par value $0.00001; (ii) 65,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**") with par value $0.00001; and (iii) 100,000,000 shares are designated as Class C Common Stock (the "**Class C Common Stock**") with par value $0.00001; and (B) 30,000,000 shares of preferred stock (the "**Preferred Stock**"), of which (i) 5,000,000 shares are designated as Class C Preferred Stock (the "**Class C Preferred Stock**") with par value $0.00001; and (ii) 25,000,000 shares are designated as Class A Preferred Stock (the "**Class A Preferred Stock**") with par value $0.00001. The Class A Preferred Stock is authorized pursuant to the A&R COI. No shares of Class A Preferred Stock or Class C Preferred Stock as issued and outstanding as of the date of filing of the Form C.

The principal differences among the classes relate to:

i. **Voting Rights**
    - **Class A Common Stock:** One (1) vote per share on all matters submitted to stockholders.
    - **Class B Common Stock:** Ten (10) votes per share on all matters submitted to stockholders.
    - **Class C Common Stock:** Generally non-voting, except as required by applicable law.
    - **Class C Preferred Stock:** Generally non-voting, except as required by applicable law or as otherwise set forth in the A&R COI.
    - **Class A Preferred Stock**: One (1) vote per share on all matters submitted to stockholders.

ii. **Dividends and Distributions**
    - **Class A Common Stock:** Entitled to receive dividends and distributions if, when, and as declared by the Board of Directors, subject to any preferences of preferred stock then outstanding.
    - **Class B Common Stock:** Not entitled to dividends or distributions.
    - **Class C Common Stock:** Entitled to receive dividends and distributions if, when, and as declared by the Board of Directors, subject to any preferences of preferred stock then outstanding.
    - **Class C Preferred Stock:** Entitled to receive dividends and distributions if, when, and as declared by the Board of Directors, subject to the terms applicable to the class.
    - **Class A Preferred Stock**: Entitled to receive dividends and distributions if, when, and as declared by the Board of Directors.

iii. **Liquidation, Dissolution, or Winding Up**
    - **Class C Preferred Stock:** Senior to all common stock. Upon any liquidation, dissolution, or winding up of the Company, holders of Class C Preferred Stock are entitled to receive, prior to any

distribution to holders of Common Stock, an amount per share equal to the original issue price (the "**Class C Liquidation Preference**"). If assets are insufficient to pay the Class C Liquidation Preference and the Class A Liquidation Preference in full, available assets will be distributed ratably among the holders of Class C Preferred Stock and Class A Preferred Stock. After payment of the applicable liquidation preference, Class C Preferred Stock does not participate further in liquidation proceeds.

- **Class A Preferred Stock**: Senior to all classes of Common Stock. Upon any liquidation, dissolution, or winding up of the Company, holders of Class A Preferred Stock are entitled to receive, prior to any distribution to holders of Common Stock, an amount per share equal to the original issue price (the "**Class A Liquidation Preference**"). If assets are insufficient to pay the Class A Liquidation Preference and the Class C Liquidation Preference in full, available assets will be distributed ratably among the holders of Class A Preferred Stock and Class C Preferred Stock. After payment of the applicable liquidation preference, Class A Preferred Stock does not participate further in liquidation proceeds.
- **Class A Common Stock:** After satisfaction of the liquidation preferences of any outstanding preferred stock, shares ratably in remaining assets available for distribution to stockholders.
- **Class C Common Stock:** After satisfaction of the liquidation preferences of any outstanding preferred stock, shares ratably in remaining assets available for distribution to stockholders.
- **Class B Common Stock:** Not entitled to any liquidation proceeds.

iv. **Conversion**

- **Class C Preferred Stock:** Class C Preferred Stock would automatically convert into Class C Common Stock on a one-for-one basis immediately prior to a reorganization and other certain specified events, including a qualified public offering meeting the applicable proceeds threshold, a change of control transaction, or other conversion events approved by the requisite preferred holders. Class C Preferred Stock would also be convertible into Class C Common Stock on a one-for-one basis at the option of the holder, subject to customary adjustments.
- **Class A Preferred Stock:** Class A Preferred Stock would automatically convert into Class A Common Stock on a one-for-one basis immediately prior to a reorganization and other certain specified events, including a qualified public offering meeting the applicable proceeds threshold, a change of control transaction, or other conversion events approved by the requisite preferred holders. Class A Preferred Stock would also be convertible into Class A Common Stock on a one-for-one basis at the option of the holder, subject to customary adjustments.

- **Common Stock (Class A, Class B and Class C):** No conversion rights.

As of the date of the Form C, 17,910,450 shares of Common Stock are issued and outstanding, of which 15,000,002 shares are Class A Common Stock and 2,910,448 shares are Class B Common Stock. There are no shares of Class C Common Stock, Class C Preferred Stock, or Class A Preferred Stock issued and outstanding.

As part of the Offering, the Company will be offering up to 4,999,500 shares of Class C Preferred Non-Voting Stock.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	15,000,002
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).	83.75%

Type	Class B Common Stock
Amount Outstanding	2,910,448
Par Value Per Share	$0.00001
Voting Rights	Ten (10) votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).	16.25%

Outstanding Options, Safes, Convertible Notes, Warrants
As of the date of this Form C/A, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Voting and Control
Except as required by applicable law or as otherwise set forth in the A&R COI, each outstanding share of Class C Preferred Non-Voting Stock shall not be entitled to vote on any matter on which the stockholders of the Company shall be entitled to vote, and shares of Class C Preferred Non-Voting Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should note that the Company has also authorized Class A Preferred Stock, which carries one (1) vote per share, and Class B Common Stock carries ten (10) votes per share; accordingly, existing stockholders holding Class B Common Stock will continue to exercise disproportionate voting control over the Company. Further, Investors in the Co-Issuer will indirectly hold only the Securities (the Co-Issuer will be the legal owner of the Class C Preferred Non-Voting Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution
The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

In addition, upon completion of the Reorganization, if it occurs, the Class C Preferred Non-Voting Stock sold in this Offering will automatically convert into Class C Common Stock, and existing shareholders of DIT AgTech AU are expected to exchange their shares for shares of common stock of the Company. The issuance of shares to DIT AgTech AU shareholders in connection with the Reorganization will result in additional dilution to investors in this Offering. The extent of such dilution will depend on the final terms of the Reorganization, including the exchange ratios applicable to DIT AgTech AU shareholders, which have not yet been determined. Investors should expect that their percentage ownership of the Company will be materially reduced following the Reorganization.

Material Rights

Class C Preferred Non-Voting Stock provides downside protection through a senior liquidation preference and upside participation through conversion into Class C Common Stock. Upon any liquidation, dissolution, or winding up of the Company, holders of Class C Preferred Non-Voting Stock are entitled to receive, prior to any distribution to holders of Common Stock, an amount per share equal to the original issue price (the "Class C Liquidation Preference") . If the Company's available assets are insufficient to pay the full Class C Liquidation Preference and the Class A Liquidation Preference in full, available assets will be distributed ratably among the holders of Class C Preferred Non-Voting Stock and Class A Preferred Stock. After receiving the applicable liquidation preference, Class C Preferred Non-Voting Stock does not participate further in remaining liquidation proceeds.

Class C Preferred Non-Voting Stock is convertible on a one-for-one basis into Class C Common Stock at the option of the holder, subject to customary adjustments. It also automatically converts into Class C Common Stock on a one-for-one basis immediately prior to specified events, including a Reorganization, qualified public offering meeting the applicable proceeds threshold, a change of control transaction, or other conversion events approved by the requisite preferred holders. Class C Preferred Non-Voting Stock is not redeemable.

Automatic Conversion Upon Reorganization: If the Company completes the Reorganization (as defined herein), the Class C Preferred Non-Voting Stock will automatically convert into Class C Common Stock immediately prior to the effective time of the Reorganization, on a one-for-one basis (subject to customary adjustments), without any action required by the holder. Any accrued but unpaid dividends, if any, will be paid or reflected in the conversion at the time of conversion, and the liquidation preference will terminate upon conversion. Following conversion, holders will have only the rights of holders of Class C Common Stock as set forth in the Company's A&R COI and Bylaws, which is generally non-voting except as required by applicable law.

What it Means to be a Minority Holder

Investors in our Class C Preferred Non-Voting Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership
The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Stockholder Name*	Number of Securities Owned	Type of Security Owned	As Percentage (voting power)
Crows Nest Land Pty Ltd.*	8,580,225	7,125,001 Class A Common Stock and 1,455,224 Class B Common Stock	47.91%
Kaysim Pty Ltd.**	3,612,649	3,000,000 Class A Common Stock and 612,649 Class B Common Stock	27.74%
Tootrock Pty Ltd.***	4,967,576	4,125,001 Class A Common Stock and 842,575 Class B Common Stock	20.17%

*The ultimate beneficial owners of Crows Nest Land Pty Ltd are Mark Peart and a member of his immediate family.
**The ultimate beneficial owners of Kaysim Pty Ltd are Paul Bennett and a member of his immediate family.
***The ultimate beneficial owners of Tootrock Pty Ltd are Paul Bennett and a member of his immediate family.

Previous Offerings of Securities
We have made no issuances of securities within the last three years.

DEBT

As of the date of this Form C/A, the Issuer has no debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has entered into two formal intercompany agreements with its Australian affiliates, DIT AgTech AU Limited and Direct Injection Systems Pty Ltd. Together, these agreements structure the Company's access to core technology, operating support, and payment obligations. Under the Intellectual Property License Agreement, DIT AgTech AU grants the Company rights to use and exploit certain proprietary technology and IP in North America and South America, in exchange for an ongoing royalty based on Net Revenue (and, if elected under the final form, additional exclusivity-related economics and performance conditions). Under the Services, Direct Injection provides the Company with product, technology, operational and other support services, in exchange for service fees calculated on a cost-based methodology.

Under the Intellectual Property License Agreement and contingent on a minimum funding threshold of $850,000 from this Offering and other financings, an Exclusive Fee of $350,000.00 is payable during the Conditional Exclusive Period in three installments: $100,000.00 on the Exclusive Election Effective Date; $100,000.00 within ninety (90) days thereafter; and $150,000.00 within one hundred and eighty (180) days thereafter. If the Licensee fails to satisfy the applicable conditions, DIT AgTech AU will refund amounts actually paid towards the Exclusivity Fee (up to $350,000.00), and the License will revert to a non-exclusive license. A de minimis threshold applies to royalty payments such that no royalty is payable for a Reporting Period if Net Revenue is less than $350,000.00, with unpaid amounts rolling over until the threshold is met.

The Intellectual Property License Agreement provides the Company with the legal right to use the core technology required to operate the business in the Territory, while the Services Agreement provides the Company with ongoing support capability to develop, maintain and commercialize that technology. If a reorganization transaction were completed pursuant to which DIT AgTech US becomes the holding company of DIT AgTech AU and its subsidiaries, the Company expects that the Intellectual Property License Agreement and Services Agreement would be amended, replaced or terminated as DIT AgTech AU would be a subsidiary of DIT AgTech after such reorganization.

A plain-English summary of these agreements is provided below to help Investors understand the key economic and contractual terms.

Intellectual Property License Agreement	
Key Terms	**Plain-English Summary**
Parties	DIT AgTech AU as licensor; DIT AgTech US as licensee.
Licensed IP	License covers "Collective IP", including UHub IP and the uDose System IP (and related incidental IP).
Territory	North America and South America.
Term	Agreement commences on the Commencement Date and continues in perpetuity unless terminated in accordance with the agreement.
Royalty	7% of Net Revenue generated in the Territory. A de minimis threshold applies; no royalty is payable for a Reporting Period if Net Revenue is less than $350,000.00; any unpaid royalty

Intellectual Property License Agreement	
Key Terms	**Plain-English Summary**
	amount below the threshold rolls over and is aggregated into the next Reporting Period(s) until the threshold is met.
Exclusive License Election	If Company meets the $850,000 financing threshold, it can elect exclusive licensing. During the Conditional Exclusive Period, an Exclusive Fee of $350,000.00 is payable in installments: $100,000.00 due on the Exclusive Election Effective Date (Year 1); $100,000.00 due within ninety (90) days thereafter; and $150,000.00 due within one hundred and eighty (180) days thereafter. Minimum commercialization targets apply to the maintenance of the Exclusive License. If the Licensee does not satisfy the applicable conditions, DIT AgTech AU will refund amounts actually paid towards the Exclusivity Fee (up to $350,000.00), and the License will revert to a non-exclusive license. The underlying non-exclusive license is not subject to these commercialization targets.
Step-down (exclusivity to non-exclusivity)	If the Company fails to meet the above mentioned Minimum Commercialization targets and/or reporting obligations, DIT AgTech AU may issue a step-down notice; the Company has **60 days** to cure. If not cured, the exclusive license terminates and the agreement continues, as applicable, on a non-exclusive basis.
Reporting & audit	Quarterly reporting: within 30 days after each calendar quarter, the Company must report Gross Receipts/Net Revenue and related commercial pipeline information; DIT AgTech AU has audit rights (no more than once per calendar year, subject to notice).
IP ownership / improvements	Licensee acknowledges DIT AgTech AU's ownership of the Collective IP; certain IP developed in connection with use of the IP is to vest in/ be assigned to DIT AgTech AU, and DIT AgTech AU maintains registrations and maintenance obligations (including uptime targets during exclusivity).
Termination / insolvency	Either party may terminate for uncured default after notice; insolvency events permit termination with immediate effect.
Governing law	Queensland, Australia (courts of Queensland).

Services Agreement	
Key Terms	**Plain-English Summary**
Parties	Direct Injection Systems Pty Ltd , DIT AgTech AU and DIT AgTech US
Relationship	Direct Injection acts as an independent contractor providing Services to the Company.
Term	Commences on the Commencement Date and continues until the Expiry Date (if any) or earlier termination; agreement includes an automatic renewal concept unless notice of non-renewal is given.
Scope of services	Services are described in Schedule 2 and include broad technology, product, research/design, delivery support, marketing/brand, finance/commercial and IP support functions.
Pricing methodology	Service fee equals the total of Individual Fees. Individual Fee is calculated using personnel time allocation (Employee Utilization Rate) multiplied by Employee Total Cost (Employee Wage + Employee Overhead Cost (10% of wage)). Payable monthly.
Expenses	Direct Injection bears ordinary costs; out-of-pocket expenses require prior written approval and evidence.
Termination	Either party may terminate on notice (Termination Notice Period); termination for default is subject to notice and cure (Remedy Period). Force majeure can also trigger termination if prolonged.
Transition assistance	On expiry/termination, Direct Injection must provide transition assistance for up to 90 days if requested (charged at then-current rates unless agreed otherwise).
Developed IP	IP developed as a result of the Services ("**Developed IP**") is assigned to in DIT AgTech AU; the Company's rights to use that Developed IP are addressed through the separate Intellectual Property License Agreement discussed above.
Governing law	Queensland, Australia (courts of Queensland).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit H.

Cash and Cash Equivalents
The Company is newly formed and has not generated revenue or incurred meaningful operating expenses. Therefore, the Company has not commenced operations and does not have cash or cash equivalents other than nominal initial funding used to establish the Company.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to Common Stock, or Preferred Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Furthermore, our operating model results in two principal payment streams under our intercompany agreements:

a) Royalty payments under the Intellectual Property License Agreement. We pay DIT AgTech AU an ongoing royalty based on a percentage of Net Revenue generated in the Territory (currently 7%), subject to the reporting and payment mechanics set out in the license. These payments are tied directly to our commercial performance and are required to maintain our rights to use the core technology in North America and South America.
b) Service fees under the Services Agreement. We pay Direct Injection Systems Pty Ltd (Australia) service fees for product, technology, operational and other support services. These fees are calculated on a cost-based methodology (cost-plus / cost allocation model) and are invoiced periodically in accordance with the Services Agreement, with invoices reflecting the underlying personnel time and cost allocation for work performed.

Together, these agreements are designed to ensure that (i) the Company has the legal right to use and commercialize the core technology in the Territory and (ii) the Company has access to ongoing technical and operational support, while providing an economically rational intercompany structure that aligns the interests of the U.S. operating entity and the Australian group.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Valuation
The terms of this Offering are based on a fully diluted basis pre-money valuation of $17,910,450 including Class A, Class B shares (economic and voting) and $15,000,001 including only Class A shares (economic only). The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit H for subsequent events and applicable disclosures.

Material Changes and Other Information

This Form C/A amends the Company's Offering Statement on Form C filed on March 24, 2026 to (i) replace the Certificate of Incorporation filed with Form C with the Company's Amended and Restated Certificate of Incorporation (the "**A&R COI**") attached hereto as Exhibit E, (ii) clarify its pre-money valuation calculation; and (iii) update all references to the Company's capitalization and capital structure throughout the Form C and all annexed Exhibits to

reflect the A&R COI, including, without limitation: (a) the revised total authorized share count of 500,000,000 shares, consisting of 470,000,000 shares of Common Stock (305,000,000 Class A, 65,000,000 Class B, and 100,000,000 Class C) and 30,000,000 shares of Preferred Stock (5,000,000 Class C Preferred Stock and 25,000,000 Class A Preferred Stock); (b) the authorization of 25,000,000 shares of Class A Preferred Stock; (c) the updated voting rights of Class B Common Stock (ten (10) votes per share); (d) the liquidation, dividend, conversion, and voting rights associated with the newly created Class A Preferred Stock; and (e) the updated voting power percentages of the Company's principal stockholders.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at (www.ditagtech.com)

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

DIT AgTech (US) Ltd.
(Issuer)

By:/s/Mark Peart
(Signature)

Mark Peart
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Peart
(Signature)

Mark Peart
(Name)

Director
(Title)

April 22, 2026
(Date)

/s/ Tim Peart
(Signature)

Tim Peart
(Name)

Director
(Title)

April 22, 2026
(Date)

/s/ Paul Bennett
(Signature)

Paul Bennett
(Name)

Director
(Title)

April 22, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

The U.S. Beef Industry Is Worth More than $100B[1]

Demand for high-quality protein continues to rise around the world. Ranchers are under pressure to produce more. We've built a system that delivers nutrients to livestock through the one thing animals always consume: water. The result? Lower costs for ranchers and larger, healthier, and more profitable herds. We have received a $500k commitment from an existing international HNW shareholder of the Australian entity, supporting our US expansion following the success in Australia. This is your opportunity to become a shareholder as we expand to the U.S., Brazil, and beyond.

INVEST NOW

$1.00 Share Price

$1,000.00* Min. Investment

SEC Filings Offering Circular Investor Education


The industry is under pressure

SOLUTION

A Smarter, More Profitable Way to Feed Livestock

Every animal drinks water, every day. Our uDOSE™ smart dosing hardware and software system connects directly to water lines on farms for automated livestock water supplementation. Delivering the right nutrients, in the right amount to every animal. The results:


DIT AgTech
uDOSE

TRACTION

370,000+ Cattle Already Use Our Tech

Our precision water supplementation system is already being used by some of the largest cattle producers in Australia. By leveraging the same operating model, we are poised for expansion across some of the largest ranching markets in the world: North and South America.

300 **DOSING SYSTEMS**

are currently deployed across large-scale commercial livestock operations.

170,000 **HEAD OF CATTLE**

and **200,000 sheep** are actively supplemented using the DIT AgTech ecosystem.

SUCCESSFULLY OPERATING

across varied production systems, from intensive grass-fed Angus herds to remote, large-scale pasture operations.

CONSISTENT RESULTS

in animal health and weight gain, providing a clear, bankable pathway for our entry into the U.S. and Brazil.



MARKET

300M+ Total Addressable Cattle Across U.S. and Brazil

With a proven track record in Australia, we're now scaling our integrated technology into North and South America. Our expansion targets 300M+ head of cattle across environments perfectly suited for our precision water-dosing technology.

UNITED STATES: 86M

head of cattle nationwide[2]



All states Key target states

BRAZIL: 238M

head of cattle nationwide[3]



All states Key target states

The potential market for innovative livestock supplementation across these markets is **$16B+**.[4] Capturing just **10%** of the total addressable market in America and Brazil would generate over **$1.6 billion** in annual recurring revenue from supplements alone.


DIT AgTech


Investor
Memorandum

Get the investor deck

Enter your email

DOWNLOAD DECK

HOW IT WORKS

DIT AgTech's Precision Technology Turns Water Into Profit

uDOSE™ integrates with on-farm water supply, providing proportional, precision supplementation as animals drink. By removing labour-intensive manual input and variability, it ensures consistent intake across the herd.


Water drawn from on-farm source
Supplements precisely dosed into passing water via uDOSE™
'Supplement-charged' water delivered to multiple troughs
Farmer can start, stop, & change dose rates remotely
Farmer gets real-time data on the uHub dashboard



UDOSE™ SYSTEM:
A proportional delivery system that provides target nutrients to grazing livestock via existing water infrastructure.



UHUB DASHBOARD:
A cloud-based application that centralizes IoT data and allows farmers to monitor and control their uDOSE™ systems remotely via mobile or desktop.

COMPETITIVE ADVANTAGE

No One Is Combining Productivity and Purpose Like Us

DIT AgTech US has designed a patented technology uniquely positioned in the market to intertwine AgTech with Climate Tech. By bridging this gap, we provide the infrastructure needed to produce more with less, empowering ranchers to create a measurable, positive impact on the world.

GLOBAL BEEF NUTRITION

Leveraging filed patents in the USA and Brazil to address a 300-million-head market with precision, automated livestock supplementation solutions.



METHANE & CARBON LEADERSHIP

Utilizing our uDOSE™ platform to deliver methane-reducing additives, we are expanding our Verra-registered carbon project model from Australia to the Americas.





HORTICULTURE DIVERSIFICATION

Applying our proven dosing capabilities to "Precision Fertigation," helping crop growers automate tasks and optimize high-value nutrient inputs.



AI-DRIVEN INSIGHTS

Developing next-generation tools that use image and sound analysis to monitor livestock body condition, weight, and behavior in real-time.

BUSINESS MODEL

Four Revenue Streams for Long-Term Scale

From upfront equipment sales to full-service "infrastructure as a service", we capture value from small family ranches to large global cattle corporations. Our model emphasizes recurring revenue through proprietary nutrient supplements, software subscriptions, and future carbon credits.

FULL-SERVICE (ENTERPRISE):

A usage-based model with zero upfront technology costs for the customer.

BUSINESS CLASSIC MODEL

A "Pay-as-you-go" model for mid-to-small ranches.

CARBON & CLIMATE REVENUE:

Driving B2B and B2C growth by delivering methane-reducing additives via uDOSE™, positioning us to capture value as carbon markets mature in the U.S. and Brazil.

HORTICULTURE VERTICAL:

A usage-based expansion model targeting large-scale crop operations with precision fertigation technology, removing financial barriers to farm automation.

Exclusive Investor Perks

Time and amount-based perks are stackable while their offer windows are active, but capped at 30% bonus shares.

Any Investment
Until 4/22

Receive
15%
Bonus Shares
Capped at 30%

INVEST NOW

Invest
$2,500+

Receive
2.5%
↳+15% until 4/22
Bonus Shares

INVEST NOW

Invest
$5,000+

Receive
5%
↳+15% until 4/22
Bonus Shares

INVEST NOW

Invest
$10,000+

Receive
10%
↳+15% until 4/22
Bonus Shares

INVEST NOW

Invest
$25,000+

Receive
15%
↳+15% until 4/22
Bonus Shares

INVEST NOW

TEAM

A Front Office with Deep Agricultural Roots

Our team combines hands-on farming experience with the financial and operational expertise required to bring our platform to the world.



Mark Peart
Founder & CEO

READ MORE

Mark Peart is the founder and CEO of DIT AgTech, leading the company's growth into a global AgTech and ClimateTech platform. His father and uncle were early pioneers of water-based supplementation systems. Mark's vision is to build a full-stack technology ecosystem that improves livestock productivity while advancing sustainability at scale



Quan Tran
Chief Financial Officer

READ MORE

Quan Tran is a seasoned financial executive with over nine years of experience across SaaS and FinTech businesses. Previously the Financial Director of a Singapore-based SaaS company, he built and managed a multi-million-dollar fintech operation and led successful fundraising initiatives. Quan specializes in financial optimization, capital strategy, and data-driven decision-making to support scalable growth



Celine Orelowitz
Head of Capital Raising & Investor Relations

READ MORE

Celine Orelowitz leads capital raising and investor relations for DIT AgTech, overseeing the company's fundraising strategy and investor communications. She manages relationships with DIT's 700–800 retail shareholders as well as key strategic investors. Celine also ensures investment readiness and capital markets alignment as the company prepares for its planned U.S. expansion



Emily Aisthorpe
Chief of Staff

READ MORE

Emily Aisthorpe brings extensive experience in strategic and operational management across both B2B and B2C sectors. She has a strong background in project leadership, stakeholder engagement, and program delivery. She has experience in both sustainable agriculture and energy programs. Her expertise in strategy, operations, and stakeholder communication underpins the successful implementation and adoption of DIT AgTech's methane reduction technologies



Prasan Ghimire
Technology Lead

READ MORE

Prasan is a seasoned software expert with a Master of Information Technology and a comprehensive understanding of the development lifecycle. He is highly proficient in PHP (Laravel), JavaScript, and MySQL, with a history of developing RESTful APIs and leading technical projects. His academic and professional background in software engineering makes him a central figure in driving DIT AgTech's technological innovation

Frequently Asked Questions

1. Why invest in startups?

2. How much can I invest?

3. How do I calculate my net worth?

4. What are the tax implications of an equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

Join the Discussion

Loading Comments

DIT AgTech

Sources
1. https://www.fortunebusinessinsights.com/u-s-beef-market-109237#:%7E:text=KEY%20MARKET%20INSIGHTS,4.82%25%20during%20the%20forecast%20period
2. https://esmis.nal.usda.gov/sites/default/release-files/795748/catl0126.pdf
3. https://agenciadenoticias.ibge.gov.br/en/agencia-news/2184-news-agency/news/44539-valor-da-producao-da-pecuaria-e-da-aquicultura-chega-a-r-132-8-bilhoes-em-2024-com-recorde-nas-producoes-de-leite-ovos-de-galinha-e-mel-2
4. https://www.researchandmarkets.com/report/liquid-feed-supplements-market

EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

DIT AgTech US Ltd. – "Crowdfunding Issuer"

DIT AgTech (US) Investors SPV, LLC - "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: DIT AgTech (US) Investors SPV, LLC
c/o DIT AgTech US Ltd.
8 The Green
Dover, DE, 19901

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of DIT AgTech (US) Investors SPV, LLC, a Delaware Limited Liability Company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Ordinary shares to be acquired from DIT AgTech US Ltd., a Delaware Corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute Common Shares of the Company which relate to Ordinary shares issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $5,000,000 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until September 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,000 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction up to a maximum of $500 (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a Limited Liability Company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such

other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with

respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage

companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) “Market Stand-Off” Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the “IPO”) or any merger with or into a special purpose acquisition vehicle (“SPAC”), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term “Crowdfunding Issuer” shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber’s registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such

Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF FIUTUR INFORMATION EXCHANGE INC. ("FIUTUR"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN FIUTUR AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT FIUTUR'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE

ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

DIT AgTech (US) Investors SPV, LLC
c/o DIT AgTech (US) US Ltd.
8 The Green
Dover , DE, 19901

If to the Crowdfunding Issuer, to:

DIT AgTech US Ltd.
8 Green , Dover, DE, 19901

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

DIT AgTech (US) Ltd.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class C Non-Voting Common Stock of DIT AgTech (US) Ltd. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class C Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

DIT AgTech (US) Ltd.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>For a Trust</u> (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in DIT AgTech (US) Ltd.'s offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in DIT AgTech (US) Ltd.’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: DIT AgTech (US) Ltd. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class C Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class C Non-Voting Common Stock	Issuer: DIT AgTech (US) Ltd. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **DIT AgTech (US) Ltd.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: DIT AgTech (US) Ltd. (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

DIT AGTECH (US) INVESTORS SPV LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of DIT AgTech (US) Investors SPV LLC, a Delaware limited liability company (the "**Company**") is entered into as of this date of by and among the Company, DIT AgTech (US) Ltd (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by DIT AgTech (US) Ltd (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is DIT AgTech (US) Investors SPV LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 8 The Green, Dover DE 19901 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b) Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's

principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable.

An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding sixty-six percent (66%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Crowdfunding Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act; or

(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and

make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available 9 the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the Amended and Restated Investor Rights Agreement of the Crowdfunding Issuer.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Interests of the Company shall appoint a new Tax Matters Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 66% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on August 7, 2023.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended. 12

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Trevi Systems, Ltd., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Shares of Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: 8 The Green
Dover, DE 19901
Email: mark@ditagtech.com.au
Attention: Mark Peart, CEO and President of DIT AgTech (US) Ltd

If to the Manager: 8 The Green
Dover, DE 19901
Email: mark@ditagtech.com.au
Attention: Mark Peart, CEO and President of DIT AgTech (US) Ltd

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

DIT AGTECH (US) INVESTORS SPV LLC

By: DIT AGTECH (US) LTD, a Delaware corporation

Its Manager

By: ______________________

Name: Mark Peart

Title: Chief Executive Officer and President

SCHEDULE I

MEMBERS SCHEDULE

Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Amended and Restated Certificate of Incorporation
(Attached)

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:32 PM 04/16/2026
FILED 01:32 PM 04/16/2026
SR 20261842295 - File Number 10446824

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DIT AGTECH (US) LTD.
(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

DIT AgTech (US) Ltd., a corporation organized and existing under and by virtual of the provisions of the Delaware General Corporation Law of the State of Delaware ("DGCL").

DOES HEREBY CERTIFY:

1. That the name of this corporation is DIT AgTech (US) Ltd., and that this corporation was originally incorporated pursuant to the DGCL on December 22, 2025.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate this Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor.

3. This Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the Certificate of Incorporation of the Corporation as heretofore in effect, has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the Board of Directors and the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of this corporation is DIT AgTech (US) Ltd. (the "Corporation").

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

ARTICLE IV
CAPITALIZATION

I. Authorized Shares

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is Five Hundred Million (500,000,000) shares, consisting of: (a) Four Hundred and Seventy million (470,000,000) shares of common stock (the "***Common Stock***"), of which (i) Three Hundred and Five Million (305,000,000) shares shall be designated as Class A Common Stock, par value $0.00001 per share, (ii) Sixty-Five Million (65,000,000) shares shall be designated as Class B Common Stock, par value $0.00001 per share, and (iii) One Hundred Million (100,000,000) shares shall be designated as Class C Common Stock, par value $0.00001 per share, and (B) Thirty Million (30,000,000) shares of preferred stock (the "***Preferred Stock***"), of which (i) Five Million (5,000,000) shares shall be designated as Class C Preferred Stock, par value $0.00001 per share, and (ii) Twenty-Five Million (25,000,000) shares shall be designated as Class A Preferred Stock, par value $0.00001 per share.

The rights, preferences, privileges, restrictions and other matters relating to each class of capital stock are as set forth in this ARTICLE 4.

II. Common Stock

i. Class A Common Stock

a. **Voting Rights**. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held of record on all matters submitted to a vote of the stockholders.

b. **Dividends**. Subject to the preferences of any outstanding Preferred Stock, holders of Class A Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor.

c. **Liquidation**. After the payment in full of the Class C Liquidation Preference to the holders of Class C Preferred Stock and the Class A Liquidation Preference to the holders of Class A Preferred Stock, holders of

Class A Common Stock shall be entitled to share ratably with holders of Class C Common Stock in the remaining assets of the Corporation available for distribution upon liquidation, dissolution or winding up of the Corporation, in proportion to the number of shares held.

ii. **Class B Common Stock**

a. **Voting Rights**. Each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held of record on all matters submitted to a vote of the stockholders.

b. **No Economic Rights**. Notwithstanding anything to the contrary herein, holders of Class B Common Stock shall not be entitled to receive dividends or distributions of any kind, shall not be entitled to receive any proceeds upon liquidation, dissolution or winding up of the Corporation, and shall not participate, directly or indirectly, in any economic rights of the Corporation. Class B Common Stock is intended solely as a super-voting control class and shall have no economic or pecuniary rights whatsoever.

iii. **Class C Common Stock**

a. **Amount**. The number of authorized shares of Class C Common Stock may be increased by resolution of the Board of Directors up to the total amount of Common Stock authorized.

b. **Voting Rights**. Except as required by the DGCL, the holders of shares of Class C Common Stock shall have no voting rights and shall not be entitled to vote on any matter submitted to stockholders of the Corporation.

c. **Dividends**. Subject to the preferences of any outstanding Preferred Stock, holders of Class C Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor.

d. **Liquidation**. After the payment in full of the Class C Liquidation Preference to the holders of Class C Preferred Stock and the Class A Liquidation Preference to the holders of Class A Preferred Stock, holders of Class C Common Stock shall be entitled to share ratably with holders of Class A Common Stock in the remaining assets of the Corporation available for distribution upon liquidation, dissolution or winding up of the Corporation, in proportion to the number of shares held.

III. Class C Preferred Stock

a. **Amount**. The number of authorized shares of Class C Preferred Stock may be decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares below the number then outstanding.

b. **Dividends**. Holders of Class C Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor. The Class C Preferred Stock shall rank pari passu with the Class A Preferred Stock with respect to the payment of dividends.

c. **Voting Rights**. Except as required by the DGCL, the holders of shares of Class C Preferred Stock shall have no voting rights and shall not be entitled to vote on any matter submitted to stockholders of the Corporation.

d. **Liquidation Preference**. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distribution is made to the holders of Common Stock, the holders of Class C Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution, an amount per share equal to the original issue price of such share (the "**Class C Liquidation Preference**"). If the assets of the Corporation are insufficient to pay the full Class C Liquidation Preference and the Class A Liquidation Preference, the assets shall be distributed ratably among the holders of Class C Preferred Stock and Class A Preferred Stock. After payment of the Class C Liquidation Preference, the holders of Class C Preferred Stock shall not be entitled to any further participation in the distribution of assets.

e. **Conversion**.

    a. **Voluntary Conversion**. Each share of Class C Preferred Stock shall be convertible, at the option of the holder at any time, into one (1) fully paid and non-assessable share of Class C Common Stock, subject to equitable adjustment for stock splits, combinations, recapitalizations or similar events.

    b. **Automatic Conversion**. Each share of Class C Preferred Stock shall automatically convert into one (1) share of Class C Common Stock immediately prior to the consummation of: (A) a Qualified Offering; (B) a Change of Control; (C) a Reorganization; or (D) any other event approved by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class C Preferred Stock.

    c. **Qualified Offering**. "*Qualified Offering*" means (A) a firm-commitment underwritten initial public offering of the Corporation's Class A Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) a public offering of Class A Common Stock qualified under Regulation A (Tier 2) of the Securities Act, in each case resulting in aggregate gross proceeds to the Corporation of not less than $10,000,000, prior to underwriting discounts and commissions.

    d. **Reorganization**. "*Reorganization*" means a corporate reorganization transaction pursuant to which the Corporation becomes the holding company of DIT AgTech AU Pty Ltd and its subsidiaries, whether effected by way of an Australian scheme of arrangement, share exchange, or similar transaction.

    e. **Change of Control**. "*Change of Control*" means (A) a merger or consolidation of the Corporation with or into another entity, or any share exchange, reorganization, or restructuring pursuant to which the Corporation acquires another entity as a subsidiary through the issuance

of shares of the Corporation's capital stock, in each case in which the holders of a majority of the outstanding shares of Common Stock of the Corporation (measured on an as-converted, economic basis, excluding Class B Common Stock) immediately prior to such transaction do not hold a majority of the economic interests of the Corporation or the surviving or resulting entity immediately following such transaction; or (B) a sale, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Corporation; provided, however, that a "Change of Control" shall not include (x) a reincorporation of the Corporation in another U.S. jurisdiction solely to change the state of domicile, or (y) a change of the Corporation's legal name.

f. **Redemption**. Shares of Class C Preferred Stock shall not be redeemable.

g. **Waiver**. Any of the rights, powers, preferences and other terms of the Class C Preferred Stock may be waived on behalf of all holders thereof by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class C Preferred Stock.

IV. Class A Preferred Stock

i. **Amount**. The number of authorized shares of Class A Preferred Stock shall be Twenty-Five Million (25,000,000). The number of authorized shares of Class A Preferred Stock may be decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares below the number then outstanding.

ii. **Voting Rights**. Except as otherwise provided in this Certificate of Incorporation or as required by the DGCL, each holder of Class A Preferred Stock shall be entitled to one (1) vote for each share of Class A Preferred Stock held of record on all matters submitted to a vote of the stockholders.

iii. **Dividends**. Holders of Class A Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor. The Class A Preferred Stock shall rank pari passu with the Class C Preferred Stock with respect to the payment of dividends.

iv. **Liquidation Preference**. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distribution is made to the holders of Common Stock, the holders of Class A Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution, an amount per share equal to the original issue price of such share (the "***Class A Liquidation Preference***"). If the assets of the Corporation are insufficient to pay the Class A Liquidation Preference and the Class C Liquidation Preference in full, such assets shall be distributed ratably among the holders of Class A Preferred Stock and Class C Preferred Stock. After payment of the Class A Liquidation Preference, the holders of Class A Preferred Stock shall not be entitled to any further participation in the distribution of assets.

v. **Conversion.**

a. **Voluntary Conversion**. Each share of Class A Preferred Stock shall be convertible, at the option of the holder at any time, into one (1) fully paid and non-assessable share of Class A Common Stock, subject to equitable adjustment for stock splits, combinations, recapitalizations or similar events.

b. **Automatic Conversion**. Each share of Class A Preferred Stock shall automatically convert into one (1) share of Class A Common Stock immediately prior to the consummation of: (A) a Qualified Offering (as defined in Section 4.3(v)(c)); (B) a Change of Control (as defined in Section 4.3(v)(d)); (C) a Reorganization; or (D) any other event approved by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Preferred Stock.

vi. **Redemption**. Shares of Class A Preferred Stock shall not be redeemable.

vii. **Waiver**. Any of the rights, powers, preferences and other terms of the Class A Preferred Stock may be waived on behalf of all holders thereof by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Preferred Stock.

ARTICLE V
DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors and the directors comprising the Board need not be elected by written ballot. The initial number of Directors shall be 2 and thereafter shall be fixed from time to time by resolution of the Board of Directors.

ARTICLE VI

BYLAWS

Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, and in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VII

AMENDMENT AND REPEAL

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

DIRECTOR LIABILITY; INDEMNIFICATION

A. Limitation of Liability. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director existing at the time of, or increase the liability of any director with respect to any acts or omissions occurring before, such repeal or modification.

B. Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation through Bylaw provisions, agreements, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C. Modification. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

IN WITNESS WHEREOF, this Amended and Restate Certificate of Incorporation has been executed by a duly authorized officer on 4/15/2026

Signed by:

BEEBC2A7A146440...

By: ______________________

Mark Peart, Chief Executive Officer

EXHIBIT F
By-Laws
(Attached)

BYLAWS

OF

DIT AGTECH (US) LTD.

A Delaware Corporation

(the "Corporation")

ARTICLE I

REGISTERED AGENT AND OFFICES

1. Registered Agent and Office. The registered agent of the Corporation shall be Harvard Business Services, 16192 Coastal Highway, Lewes, Delaware, 19958. The office of the Corporation shall be 8 The Green, Dover, Delaware, 19901

2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

1. Annual Meeting. The annual meeting of shareholders of the Corporation entitled to vote shall be held for the election of directors each year at such place, date and time as shall be designated by the Board of Directors. Any other proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the shareholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By-laws or otherwise all the force and effect of an annual meeting.

2. Special Meetings. Special meetings of the shareholders may be called by the President and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business, which may be transacted, is that relating to the purpose or purposes set forth in the notice thereof.

3. Notice of Meetings. Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

   A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States

mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of the shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him at such other address. Without limiting the manner by which notice otherwise may be effectively given to shareholders, any notice to shareholders may be given by electronic transmission if so directed by such shareholder in a written request filed with the Secretary of the Corporation.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section.

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

4. Quorum of Shareholders. The holders of sixty percent (60%) of all shares issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present, despite the absence of a quorum. The shareholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to reduce the voting shares below a quorum.

5. Voting and Proxies. Except as otherwise provided by the Certificate of Incorporation or by law, each shareholder entitled to vote at any meeting of shareholders shall be entitled to one vote for each share of shares held by such shareholder which has voting power upon the matter in question.

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. The shareholder or its attorney must sign every proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of the Secretary or any Assistant Secretary receives adjudication of such incompetence or of such death.

6. Action at Meeting. When a quorum is present, any matter before the meeting shall be decided by vote of the holders of sixty percent (60%) of votes cast on such matter except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. Any election of directors by shareholders shall be determined by a plurality of the votes cast, except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

7. Presiding Officer. Meetings of shareholders shall be presided over by the Chairman of the Board, if one is elected, or in his or her absence, the Vice Chairman of the Board, if one is elected, or if neither is elected or in their absence, a President. The Board of Directors shall have the authority to appoint a

temporary presiding officer to serve at any meeting of the shareholders if the Chairman of the Board, the Vice Chairman of the Board or a President is unable to do so for any reason.

8. Action without a Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted by law to be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book.

9. Shareholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder and any electronic mail addresses or other electronic contact information.

ARTICLE III

BOARD OF DIRECTORS

1. Power of the Board of Directors. The Board of Directors shall manage the business of the Corporation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2. Number of Directors. Unless otherwise provided in the Certificate of Incorporation or in these By-laws, the number of directors which shall constitute the whole board shall be determined from time to time by resolution of the Board of Directors. Directors need not be shareholders.

3. Election and Term of Directors. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Resignation of Directors. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

5. Removal of Directors. Any one or more of the directors may be removed for cause by action of the Board of Directors. A director may also be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote in the election of directors.

6. Vacancies; Reduction of Board. A majority of the directors then in office, although less than a quorum, or a sole remaining director, may fill vacancies in the Board of Directors occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors. In lieu of filling any vacancy, the Board of Directors may reduce the number of directors.

7. Quorum of Director and Action of the Board. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a

majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

8. Meetings of the Board. An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the Chairman of the Board or President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of the time, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communications, sent to such director's business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director's business or home address at least forty-eight (48) hours in advance of the meeting.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

9. Committees of Directors. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors and the Board may abolish any committee at any time.

10. Compensation of Directors. There shall be no compensation for serving on the Board of Directors, unless otherwise determined by the Board and pursuant to an approved stock incentive or stock options plan.

11. Interest of Directors in a Transaction. Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his or their votes are counted for such purpose.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE IV

OFFICERS

1. Election of Officers. After the annual election of directors, the Board of Directors shall elect the officers of the Corporation, which shall include a President, a Secretary, and a Treasurer. The Board, from time to time, may elect or appoint such other officers and agents, as it may determine, at such annual meeting or any other meeting, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board. The same person may hold any two or more offices. The Board of Directors may also elect from among its members a Chairman of the Board and a Vice Chairman of the Board.

2. Compensation. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

3. Term of Office. Each of the officers of the Corporation shall hold office until the first meeting of the Board of Directors following the next annual meeting of shareholders and until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

4. Removal. The Board of Directors may remove any officer with or without cause by vote of a majority of the directors then in office.

5. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

6. Chairman of the Board and Vice Chairman. Unless otherwise provided by the Board of Directors, the Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the shareholders and the Board of Directors. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the shareholders

and the Board of Directors. The Chairman of the Board and the Vice Chairman shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

7. President. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. If there is no Chairman of the Board or Vice Chairman of the Board, the President shall also preside at all meetings of the shareholders and the Board of Directors.

8. Vice President. Any Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate. During the absence or disability of or refusal to act by the President, the Vice President shall perform the duties and exercise the powers of the President.

9. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

10. Treasurer. The Treasurer shall have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide. The treasurer shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of the financial condition of the Corporation and shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

ARTICLE V

CERTIFICATES AND TRANSFER OF SHARES

1. Share Certificates; Uncertificated Shares. Shares of the Corporation may be certificated or uncertificated, as determined by the Board of Directors in accordance with the DGCL. To the extent that the Board of Directors determines that any shares shall be represented by certificates, such certificates shall be in such form as the Board of Directors may prescribe and shall be signed by the President or a Vice President and the Secretary or the Treasurer, and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the Corporation may nevertheless issue the certificate with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

   To the extent that any shares are uncertificated, the Corporation shall, to the extent required by the DGCL, send to the registered holder of such shares a written notice containing the information required by the DGCL

Any certificate (or, in the case of uncertificated shares, any notice) shall contain the legends and information required by the Delaware General Corporation Law.

2. Record Holders. The Corporation shall be entitled to treat the record holder of shares as shown on its books as the owner of such shares for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such shares, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

3. Transfers of Shares. Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

4. Lost, Stolen or Destroyed Share Certificates. No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the_expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE VI

OTHER MATTERS

1. Corporate Seal. The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31st of each year.

3. Books and Records. The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Delaware or at the office of its transfer agent or registrar in the State of Delaware, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

4. Execution of Documents. Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by, a President, or by any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

5. Amendments. These By-laws may be altered, amended or repealed, and new By-laws may be adopted, by the shareholders or by the Board of Directors; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By-laws which by law, by the Certificate of Incorporation or by these By-laws requires action by the shareholders and (b) any alteration, amendment or repeal of these By-laws by the Board of Directors and any new By-law adopted by the Board of Directors may be altered, amended or repealed by the shareholders.

6. Indemnification. The Corporation shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as an officer, director, or employee of the Corporation against all expenses and liabilities, including, without limitation, attorneys' fees, judgments, fines, penalties and settlement payments, reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or proceeding in which he or she may become involved by reason of his or her service in such capacity; provided that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the Corporation; and further provided that any compromise or settlement payment shall be approved by a majority vote of a quorum of directors who are not at that time parties to the proceeding.

EXHIBIT G
Subscription Agreement between Issuer and Co-Issuer
(Attached)

CLASS C PREFERRED NON-VOTING STOCK PURCHASE AGREEMENT

This Class C Preferred Non-Voting Stock Purchase Agreement (this "***Agreement***") is made as of this _______ day of _____________, 2026 by and between DIT AgTech (US) Ltd, a Delaware corporation (the "***Company***"), and DIT AgTech (US) Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Class C Preferred Non-Voting Stock**.

1.1 Sale and Issuance of Class C Preferred Non-Voting Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as hereinafter defined) and the Company agrees to sell and issue to the Purchaser at the Closing up to 4,999,500 shares of the Company's Class C Preferred Non-Voting Stock (the "***Shares***) at a purchase price of $1.00 per Share (the "***Price***").

1.2 Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (collectively, the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and correct in all material respects as of the date of the Closing, except as otherwise indicated:

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2 Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3 Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation or Bylaws, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation and Bylaws, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3 Speculative Investment. The Purchaser is aware that its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of its investment in the Shares.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 No Reliance on Other Persons. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.7 Residence. The office of the Purchaser in which its principal place of business is located is identified in the address of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4. **Transfer Restrictions**.

4.1 "Market Stand-Off" Agreement. Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "***IPO***") or any merger with or into a special purpose acquisition vehicle ("***SPAC***"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited

to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such Shares or any such other securities are then owned by the Purchaser or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares, in cash, or otherwise. The foregoing provisions of this Section 4.1 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Purchaser only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 4.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 4.1 or that are necessary to give further effect thereto.

For purposes of this Section 4.1, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company's Shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of the Purchaser's registrable securities of the Company (and the Company's Shares or securities of every other person subject to the restriction contained in this Section 4.1):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF DIT AGTECH (US) LTD. ("DIT AGTECH"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN DIT AGTECH AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT DIT AGTECH' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

4.2 Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Shares or any securities which may be converted into the Shares unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 3 and the undertaking set out in Section 4.1 of this Agreement and:

(a) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(b) the Purchaser has (i) notified the Company of the proposed disposition; (ii) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (iii) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Company's securities to any competitor of the Company, as determined in good faith by the Company.

5. **General Provisions**.

5.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

5.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the Party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section.

5.7 Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8 Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

5.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party hereunder, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

5.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Company's Certificate of Incorporation, the Bylaws and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

5.12 Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

DIT AgTech (US) Investors SPV, LLC , a Delaware limited liability company

By: **DIT AgTech (US) Ltd.,** a Delaware corporation
Its Manager

By: ____________________
Mark Peart, CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

DIT AgTech (US) Ltd., a Delaware corporation

By: ____________________
Name: Mark Peart, CEO
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	**Purchaser Address**	**Number of Shares of Class C Preferred Non-Voting Stock Purchased**	**Aggregate Purchase Price**
DIT AgTech (US) Investors SPV, LLC	8 The Green, Dover, Delaware 19901		

EXHIBIT H
Financial Statements
(Attached)

DIT AG Tech (US) Ltd.

INDEPENDENT AUDITOR'S REPORT

ON FINANCIAL STATEMENTS

For the Period Ended December 31, 2025

<u>Prepared by:</u>
George Dimov, CPA
211 E 43rd St Suite 628
New York, NY 10017
(212) 641-0673
www.dimovaudit.com

Contents

GEORGE DIMOV CPA
CERTIFIED PUBLIC ACCOUNTANT FIRM

211 E 43rd St Suite 628
New York, NY 10017
(212) 641-0673
www.dimovaudit.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
DIT AG Tech (US) Ltd.
16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex, USA

We have audited the accompanying financial statements of DIT AG Tech (US) Ltd. (a Delaware limited company), which comprise the balance sheet as of December 31, 2025, and the related statements of income, shareholders' equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIT AG Tech (US) Ltd. as of December 31, 2025, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DIT AG Tech (US) Ltd. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of DIT AG Tech (US) Ltd. to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in

accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of DIT AG Tech (US) Ltd. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of DIT AG Tech (US) Ltd. to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,



George Dimov, CPA
March 17, 2026

BALANCE SHEET
as of December 31, 2025

US Dollars	Note	December 31, 2025
Assets		
Patents		-
Total non-current assets		**-**
Cash and cash equivalents		-
Deposits		-
Total current assets		**-**
Total assets		**-**
Liabilities		
Non-current Contract Liabilities		-
Non-current borrowings	1	44,286
Total non-current liabilities		**44,286**
Current borrowings		-
Total current liabilities		**-**
Total liabilities		**44,286**
Shareholders' equity		
Retained earnings		(44,286)
Total shareholders' equity		**(44,286)**
Total liabilities and shareholders' equity		**-**

The notes on pages 9-11 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

INCOME STATEMENT
for the period ended December 31, 2025

US Dollars	Note	for the period ended December 31, 2025
Total income		**-**
Administrative expenses		
Capital raising expenses	2	40,000
Legal expenses – General	3	4,286
Legal expenses – Patent		-
Total administrative expenses		**44,286**
Computer and software expenses		
Software and Subscription Expenses		-
Total computer and software expenses		**-**
Total expenses		**44,286**
Net loss for the period		**(44,286)**

The notes on pages 9-11 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

STATEMENT OF SHAREHOLDERS' EQUITY
for the period ended December 31, 2025

US Dollars	Note	Shareholders' equity balance
Beginning balance		**-**
Net loss for the period		44,286
Ending balance		**(44,286)**

The notes on pages 9-11 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

STATEMENT OF CASH FLOWS
for the period ended December 31, 2025

US Dollars	Note	for the period ended December 31, 2025
Cash flows from operating activities		
Net (loss) for the period		(44,286)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
(Increase) decrease in operating assets		
Supplier deposits		-
Increase (decrease) in operating liabilities		
Trade Payables, Non-Current		-
Net cash provided by operating activities		**44,286**
Cash flows from investing activities		
Acquisition of intangible assets		-
Net cash used in investing activities		**-**
Cash flows from financing activities		
Unsecured loans, related party, long-term	1	44,286
Unsecured loan, related party, short-term		-
Net cash from financing activities		**44,286**
Net increase in cash and cash equivalents		**-**
Cash at beginning of period		-
Cash at end of period		**-**

The notes on pages 9-11 form an integral part of the financial statements.
The independent auditor’s report is on pages 3-4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2025
(in US Dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

DIT AG Tech (US) Ltd. (the “Company”) is a Delaware limited company formed on December 22, 2025, and operates under the laws of the State of Delaware, United States of America.

The Company’s registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent of the Company for service of process at such address is Harvard Business Services, Inc.

These financial statements cover the period from December 22, 2025, the date of formation, through December 31, 2025, and are intended solely for the use of DIT AG Tech (US) Ltd., its shareholders, and other users as determined at the discretion of the Company.

Statement of Compliance

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

These financial statements are presented in US Dollars, unless otherwise indicated.

Use of Estimates and Assumptions

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America ("US GAAP"). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Going Concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future. Although the Company has incurred losses during the period, has not generated revenue to date, and has negative equity as of the reporting date, management considers these conditions to be expected given that the Company was newly incorporated during the period and is in the early stage of commencing operations. Management is not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

1. NON-CURRENT BORROWINGS

As of December 31, 2025, long-term related party borrowings totaled $44,286.

	December 31, 2025
Unsecured loans, related party – long-term	44,286
Total non-current related party borrowings	**44,286**

2. CAPITAL RAISING EXPENSES

For the period ended December 31, 2025, capital raising expenses consisted of the following:

	December 31, 2025
Capital raising expenses	40,000
Total capital raising expenses	**40,000**

3. LEGAL EXPENSE – GENERAL

For the period ended December 31, 2025, legal expenses consisted of the following:

	December 31, 2025
Legal expenses (general)	4,286
Total legal expenses	**4,286**

Revenue

Revenue is recognized on the accrual basis of accounting in accordance with the Company's revenue recognition policies. The Company did not recognize any revenue for the period ended December 31, 2025, as the Company was newly formed during the period and had not yet commenced revenue-generating operations.

Expenses Recognition

Expenses are recognized when incurred, as the related services are received or obligations arise, regardless of the timing of cash payments. Expenses are reported in the financial statements in the period to which they relate, in accordance with the accrual basis of accounting.

Related Parties

A party is considered related to the Company if it directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include the Company's principal owners, key management personnel, and their immediate family members. Additionally, any entity in which the Company or a related party has significant influence over management or operating policies is considered a related party. A party is also related if it has an ownership interest in one of the transacting entities and can significantly influence the other to the extent that independent decision-making may be impaired.

Subsequent events

Management has evaluated subsequent events through the date the financial statements were available to be issued, which was March 17, 2026.

All subsequent events requiring recognition as of December 31, 2025, have been incorporated into these financial statements, and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

DIT AgTech (US) Investors SPV, LLC

INDEPENDENT AUDITOR'S REPORT

ON FINANCIAL STATEMENTS

For the Period Ended February 19, 2026

Prepared by:

George Dimov, CPA

211 E 43rd St Suite 628

New York, NY 10017

(212) 641-0673

www.dimovaudit.com

Contents

GEORGE DIMOV CPA
CERTIFIED PUBLIC ACCOUNTANT FIRM

211 E 43rd St Suite 628
New York, NY 10017
(212) 641-0673
www.dimovaudit.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
DIT AgTech (US) Investors SPV, LLC
16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex, USA

We have audited the accompanying financial statements of DIT AgTech (US) Investors SPV, LLC (a Delaware limited liability company), which comprise the balance sheet as of February 19, 2026, and the related statements of income, shareholders' equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIT AgTech (US) Investors SPV, LLC as of February 19, 2026, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DIT AgTech (US) Investors SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of DIT AgTech (US) Investors SPV, LLC to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in

accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of DIT AgTech (US) Investors SPV, LLC. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of DIT AgTech (US) Investors SPV, LLC to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,

George Dimov, CPA
March 13, 2026

BALANCE SHEET
as of February 19, 2026

US Dollars	Note	February 19, 2026
Assets		
Cash and cash equivalents		-
Total current assets		**-**
Total assets		**-**
Liabilities		
Total current liabilities		**-**
Total liabilities		**-**
Shareholders' equity		
Retained earnings		-
Total shareholders' equity		**-**
Total liabilities and shareholders' equity		**-**

The notes on pages 9-10 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

INCOME STATEMENT
for the period ended February 19, 2026

US Dollars	Note	for the period ended February 19, 2026
Revenue		
Revenue – main operating activity		-
Total revenue		**-**
Gross profit		**-**
Administrative expenses		
General and Administrative expenses		-
Total administrative expenses		**-**
Total (income)/expenses		**-**
Net (gain)/loss for the period		**-**

The notes on pages 9-10 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

STATEMENT OF SHAREHOLDERS' EQUITY
for the period ended February 19, 2026

US Dollars	Note	Shareholders' equity balance
Beginning balance		**-**
Net loss for the period		-
Ending balance		**-**

The notes on pages 9-10 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

STATEMENT OF CASH FLOWS
for the period ended February 19, 2026

US Dollars	Note	for the period ended February 19, 2026
Cash flows from operating activities		
Net (loss) for the period		-
Net cash provided by operating activities		**-**
Cash flows from investing activities		
Net cash used in investing activities		**-**
Cash flows from financing activities		
Net cash from financing activities		**-**
Net increase in cash and cash equivalents		**-**
Cash at beginning of period		-
Cash at end of period		**-**

The notes on pages 9-10 form an integral part of the financial statements.
The independent auditor’s report is on pages 3-4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED FEBRUARY 19, 2026
(in US Dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

DIT AgTech (US) Investors SPV, LLC (the "Company") is a Delaware limited liability company formed on January 26, 2026, and operates under the laws of the State of Delaware, United States of America.

The Company's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent of the Company for service of process at such address is Harvard Business Services, Inc.

These financial statements cover the period from January 26, 2026, the date of formation, through February 19, 2026, and are intended solely for the use of DIT AgTech (US) Investors SPV, LLC, its shareholders, and other users as determined at the discretion of the Company.

Statement of Compliance

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements are presented in US Dollars, unless otherwise indicated.

Use of Estimates and Assumptions

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America ("US GAAP"). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Going Concern

The Company's management has made an assessment of the Company's ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future. Although the Company was newly incorporated and has not commenced trading activities as of the reporting date. The Company is intended to be used as a holding entity for share ownership by U.S. investors. Accordingly, the Company did not generate revenue during the period. Management is not aware of any material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

Cash and Cash Equivalents

The Company considers cash in banks, and other highly liquid investments with an original maturity date of three months or less to be cash equivalents. As of February 19, 2026, the Company did not hold any cash or cash equivalents. The Company has one treasury account opened; however, this account remained inactive during the period and up to the reporting date.

Revenue

Revenue is recognized on the accrual basis of accounting in accordance with the Company's revenue recognition policies. The Company did not recognize any revenue for the period ended February 19, 2026, as the Company was newly formed during the period and had not yet commenced revenue-generating operations.

Expenses Recognition

Expenses are recognized when incurred, as the related services are received or obligations arise, regardless of the timing of cash payments. Expenses are reported in the financial statements in the period to which they relate, in accordance with the accrual basis of accounting.

Related Parties

A party is considered related to the Company if it directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include the Company's principal owners, key management personnel, and their immediate family members. Additionally, any entity in which the Company or a related party has significant influence over management or operating policies is considered a related party. A party is also related if it has an ownership interest in one of the transacting entities and can significantly influence the other to the extent that independent decision-making may be impaired.

Subsequent events

Management has evaluated subsequent events through the date the financial statements were available to be issued, which was March 13, 2026.

All subsequent events requiring recognition as of February 19, 2026, have been incorporated into these financial statements, and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

DIT AG Tech (US) Ltd.

INDEPENDENT AUDITOR'S REPORT

ON FINANCIAL STATEMENTS

For the Period Ended February 19, 2026

Prepared by:
George Dimov, CPA
211 E 43rd St Suite 628
New York, NY 10017
(212) 641-0673
www.dimovaudit.com

Contents

GEORGE DIMOV CPA
CERTIFIED PUBLIC ACCOUNTANT FIRM

211 E 43rd St Suite 628
New York, NY 10017
(212) 641-0673
www.dimovaudit.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
DIT AG Tech (US) Ltd.
16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex, USA

We have audited the accompanying financial statements of DIT AG Tech (US) Ltd. (a Delaware limited company), which comprise the balance sheet as of February 19, 2026, and the related statements of income, shareholders' equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIT AG Tech (US) Ltd. as of February 19, 2026, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DIT AG Tech (US) Ltd. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of DIT AG Tech (US) Ltd. to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in

accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of DIT AG Tech (US) Ltd. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of DIT AG Tech (US) Ltd. to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,

George Dimov, CPA
March 6, 2026

BALANCE SHEET
as of February 19, 2026

US Dollars	Note	February 19, 2026
Assets		
Patents	1	350,000
Total non-current assets		**350,000**
Cash and cash equivalents	2	1,979
Deposits	3	1
Total current assets		**1,980**
Total assets		**351,980**
Liabilities		
Non-current Contract Liabilities	5	350,000
Non-current borrowings	4	79,623
Total non-current liabilities		**429,623**
Current borrowings	6	2,000
Total current liabilities		**2,000**
Total liabilities		**431,623**
Shareholders' equity		
Retained earnings		(79,643)
Total shareholders' equity		**(79,643)**
Total liabilities and shareholders' equity		**351,980**

The notes on pages 9-12 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

INCOME STATEMENT
for the period ended February 19, 2026

US Dollars	Note	for the period ended February 19, 2026
Total income		**-**
Administrative expenses		
Capital raising expenses	7	55,000
Legal expenses – General	9	16,186
Legal expenses – Patent	8	8,438
Total administrative expenses		**79,624**
Computer and software expenses		
Software and Subscription Expenses	10	20
Total computer and software expenses		**20**
Total expenses		**79,644**
Net loss for the period		**(79,644)**

STATEMENT OF SHAREHOLDERS' EQUITY
for the period ended February 19, 2026

US Dollars	Note	Shareholders' equity balance
Beginning balance		**-**
Net loss for the period		79,643
Ending balance		**(79,643)**

STATEMENT OF CASH FLOWS
for the period ended February 19, 2026

US Dollars	Note	for the period ended February 19, 2026
Cash flows from operating activities		
Net (loss) for the period		(79,643)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
(Increase) decrease in operating assets		
Supplier deposits		(1)
Increase (decrease) in operating liabilities		
Trade Payables, Non-Current		350,000
Net cash provided by operating activities		**270,356**
Cash flows from investing activities		
Acquisition of intangible assets		(350,000)
Net cash used in investing activities		**(350,000)**
Cash flows from financing activities		
Unsecured loans, related party, long-term		79,623
Unsecured loan, related party, short-term		2,000
Net cash from financing activities		**81,623**
Net increase in cash and cash equivalents		**1,979**
Cash at beginning of period		-
Cash at end of period	2	**1,979**

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED FEBRUARY 19, 2026
(in US Dollars)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

DIT AG Tech (US) Ltd. (the "Company") is a Delaware limited company formed on December 22, 2025, and operates under the laws of the State of Delaware, United States of America.

The Company's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent of the Company for service of process at such address is Harvard Business Services, Inc.

These financial statements cover the period from December 22, 2025, the date of formation, through February 19, 2026, and are intended solely for the use of DIT AG Tech (US) Ltd., its shareholders, and other users as determined at the discretion of the Company.

Statement of Compliance

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements are presented in US Dollars, unless otherwise indicated.

Use of Estimates and Assumptions

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America ("US GAAP"). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Going Concern

The Company's management has made an assessment of the Company's ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future. Although the Company has incurred losses during the period, has not generated revenue to date, and has negative equity as of the reporting date, management considers these conditions to be expected given that the Company was newly incorporated during the period and is in the early stage of commencing operations. Management is not aware of any material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

1. INTANGIBLE ASSETS - PATENT

Patents are recorded at cost and presented net of accumulated amortization in accordance with Accounting Standards Codification (ASC) 350, *Intangibles—Goodwill and Other*. Patents are amortized on a straight-line basis over their estimated useful lives, which are determined based on the period over which the patents are expected to contribute to future cash flows.

Expenditures related to the acquisition of patents are capitalized when the Company obtains control of the rights and the costs are identifiable and reliably measurable. Costs related to research and development activities that do not qualify for capitalization are expensed as incurred in accordance with ASC 730, *Research and Development*.

Upon disposal or abandonment, patents are derecognized at cost less accumulated amortization, and any resulting gain or loss is recognized in current operations. Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, consistent with the impairment guidance applicable to finite-lived intangible assets.

The Company recognized patents with a cost of $350,000. As of February 19, 2026, the carrying amount of patents was $350,000.

Movement	Patents (Cost)	Accumulated amortization	Net carrying amount
Opening balance	-	-	-
Additions	350,000	-	350,000
Amortization for the period	-	-	-
Closing balance	**350,000**	**-**	**350,000**

2. CASH AND CASH EQUIVALENTS

The Company considers cash in banks, and other highly liquid investments with an original maturity date of three months or less to be cash equivalents.

As of February 19, 2026, cash and cash equivalents consisted of the following:

	February 19, 2026
Bank / AirWallex (USD)	1,979
Total cash and cash equivalents	**1,979**

3. DEPOSIT

As of February 19, 2026, supplier deposits consisted of the following:

	February 19, 2026
Supplier deposits	1
Total deposits	**1**

4. NON-CURRENT BORROWINGS

As of February 19, 2026, long-term related party borrowings totaled $79,623.

	February 19, 2026
Unsecured loans, related party – long-term	79,623
Total non-current related party borrowings	**79,623**

5. NON-CURRENT CONTRACT LIABILITIES

As of February 19, 2026, trade payables consisted of the following:

	February 19, 2026
Trade payables, non-current	350,000
Total non-current trade payables	**350,000**

6. CURRENT BORROWINGS

As of February 19, 2026, short-term related party borrowings totaled $2,000.

	February 19, 2026
Unsecured loan, related party – short-term	2,000
Total current related party borrowings	**2,000**

7. CAPITAL RAISING EXPENSES

For the period ended February 19, 2026, capital raising expenses consisted of the following:

	February 19, 2026
Capital raising expenses	55,000
Total capital raising expenses	**55,000**

8. LEGAL EXPENSES – PATENT

For the period ended February 19, 2026, legal expenses – patent consisted of the following:

	February 19, 2026
Legal expenses – patent	8,438
Total legal expenses – patent	**8,438**

9. LEGAL EXPENSE – GENERAL

For the period ended February 19, 2026, legal expenses consisted of the following:

	February 19, 2026
Legal expenses (general)	16,186
Total legal expenses	**16,186**

10. SOFTWARE AND SUBSCRIPTION EXPENSES

For the period ended February 19, 2026, software and subscription expenses consisted of the following:

	February 19, 2026
Software and subscription expenses	20
Total software and subscription expenses	**20**

Revenue

Revenue is recognized on the accrual basis of accounting in accordance with the Company's revenue recognition policies. The Company did not recognize any revenue for the period ended February 19, 2026, as the Company was newly formed during the period and had not yet commenced revenue-generating operations.

Expenses Recognition

Expenses are recognized when incurred, as the related services are received or obligations arise, regardless of the timing of cash payments. Expenses are reported in the financial statements in the period to which they relate, in accordance with the accrual basis of accounting.

Related Parties

A party is considered related to the Company if it directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include the Company's principal owners, key management personnel, and their immediate family members. Additionally, any entity in which the Company or a related party has significant influence over management or operating policies is considered a related party. A party is also related if it has an ownership interest in one of the transacting entities and can significantly influence the other to the extent that independent decision-making may be impaired.

Subsequent events

Management has evaluated subsequent events through the date the financial statements were available to be issued, which was February 20, 2026.

All subsequent events requiring recognition as of February 19, 2026, have been incorporated into these financial statements, and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

EXHIBIT I
Video Transcript
(Attached)

DIT AGTECH CAMPAIGN SCRIPT

The United States sits at the center of the global beef industry. But the industry is under pressure—to improve yields and boost productivity, operational efficiency and minimize the environmental impact of livestock methane—which is 80 times the warming power of Carbon Dioxide.

What if you could invest in a technology that tackles all of these challenges at once?
We have the solution. Meet the uDOSE, DIT AgTech's smart dosing hardware and software system that connects directly to water lines on farms to automatically deliver our specially formulated, water-soluble supplements to cattle and sheep.

We're talking nutritional supplements to create larger, healthier, and more profitable herds. Including methane-reducing additives that help lower livestock emissions. All delivered with far less labor and effort than current nutrition supplementation techniques.

These supplements turn water into profit, charging it with trace elements, minerals and nutrients animals need, every day.
Why does it work?
Cattle consume water in proportion to their body weight, so we know they're getting exactly what they need.

And with uHUB, our real-time remote monitoring platform, ranchers can access and control the system remotely, from any device.

Adoption is accelerating because the system is dead simple to use.
We've nailed the technology and the distribution in Australia, feeding up to 370,000 animals every day—now we're ready to SCALE it in America and Brazil.

With 300 million cattle in the US and Brazil, the potential market for innovative livestock supplementation is enormous: $16 billion per year and growing.
Capturing just 10% of the total addressable market in America and Brazil would generate over $1.6 billion in annual recurring revenue from supplements alone.

Plus, our tech can help reduce 1 ton of carbon dioxide per head per year, which could represent up to $2 billion in recurring carbon credit sales; further underpinned by our partnership with Sea Forest, a publicly traded climate tech company.

The on-farm results are extraordinary: Those who switch to uDOSE have cut costs by 80%, from 40 cents to just 8 cents per animal per day.

On commercial cattle operations, our supplementation added an average of 44 pounds per cow. For a 5,000-head ranch, that could be $300,000 in additional value.
All of our traction positions us at the nexus of AgTech and ClimateTech. We help ranchers succeed while creating a healthier food system.

We plan to use this raise to fund U.S. manufacturing, regulatory approvals, and on-the-ground sales teams to accelerate adoption across North and South America.

For me, this is personal. My father and uncle were early pioneers of water supplementation for livestock.

We built a system that helps the farmers who feed the world—and the environment and animals we all depend on.

Join us as we scale this technology, and seize a massive market opportunity.
Invest in DIT AgTech today.